FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.	0001099391
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 25, 2005, Series 2005-EFC1	333-117232

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: ______________________

Name: Joseph Orning
Title: Vice President

Dated: May 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

EQUIFIRST

GMAC RFC

New Issue Computational Materials

Part I of II

$400,539,000 (Approximate)

RAMP Series 2005-EFC1 Trust
Issuer

EquiFirst Corporation
Originator

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

May 19, 2005

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

Expected Timing:	Pricing Date:	On or about Friday, May 20, 2005
	Settlement Date:	On or about May 31, 2005
	First Payment Date:	June 27, 2005
Structure:	Fixed and ARMs:	$1,117,387,389 senior/subordinate structure
	Rating Agencies:	Moody's, S&P and Fitch

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RAMP Series 2005-EFC1
$1,077,715,000 (Approximate)
Characteristics of the Certificates

Certificates

Class	Approximate Size[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (months)[2] Call/Mat	Final Scheduled Distribution Date	Expected rating (Moody's/S&P/ Fitch)
A-I-1 [3]	$ 235,916,000	Floating	SEQ	1.00 / 1.00	1-21 / 1-21	Mar-2028	Aaa/AAA/AAA
A-I-2 [3]	99,308,000	Floating	SEQ	2.00 / 2.00	21-28 / 21-28	Dec-2031	Aaa/AAA/AAA
A-I-3 [3] [4]	81,784,000	Floating	SEQ	3.00 / 3.00	28-60 / 28-60	Dec-2033	Aaa/AAA/AAA
A-I-4 [3] [4]	46,752,000	Floating	SEQ	5.82 / 7.31	60-72 / 60-159	May-2035	Aaa/AAA/AAA
A-II [3] [4] [6]	400,539,000	Floating	PT	2.07 / 2.25	1-72 / 1-164	May-2035	Aaa/AAA/AAA
M-1 [3] [4] [5]	54,193,000	Floating	MEZ	4.66 / 5.10	46-72 / 46-139	May-2035	Aa1/AA+/AA+
M-2 [3] [4] [5]	41,902,000	Floating	MEZ	4.45 / 4.87	43-72 / 43-132	May-2035	Aa2/AA/AA+
M-3 [3] [4] [5]	25,699,000	Floating	MEZ	4.36 / 4.76	42-72 / 42-124	May-2035	Aa3/AA-/AA
M-4 [3] [4] [5]	17,878,000	Floating	MEZ	4.31 / 4.69	41-72 / 41-119	May-2035	A1/A+/AA-
M-5 [3] [4] [5]	16,760,000	Floating	MEZ	4.28 / 4.64	40-72 / 40-114	May-2035	A2/A/A+
M-6 [3] [4] [5]	17,319,000	Floating	MEZ	4.25 / 4.59	39-72 / 39-109	May-2035	A3/A-/A
M-7 [3] [4] [5]	15,643,000	Floating	MEZ	4.24 / 4.54	39-72 / 39-103	May-2035	Baa1/BBB+/A-
M-8 [3] [4] [5]	11,173,000	Floating	MEZ	4.21 / 4.46	38-72 38-97	May-2035	Baa2/BBB/BBB+
M-9 [3] [4] [5]	12,849,000	Floating	MEZ	4.21 / 4.40	38-72 / 38-91	May-2035	Baa3/BBB-/BBB
Total Offered Certificates	**$ 1,077,715,000**						
B-1 [4][5][7]	$ 11,173,000	Floating	SUB	4.19 / 4.27	37-72 / 37-82	May-2035	Ba1/BB+/BBB
B-2 [4][5][7]	16,201,000	Floating	SUB	3.95 / 3.95	37-72 / 37-72	May-2035	NA/BB/BB
Total Non-Offered Certificates	$ 27,374,000						
Total	**$ 1,105,089,000**						

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:

Fixed: 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).

ARMs: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) The pass-through rate on the Class A, Class M and Class B Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap Rate and (iii) 14.00% per annum.

(4) If the 10% optional call is not exercised, the margin on the Class A-I-3, Class A-I-4 and Class A-II Certificates will double and the margin on the Class M and Class B Certificates will increase by a 1.5x multiple, beginning on the second Distribution Date after the first possible optional call date.

(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.

(6) Not offered hereby, but will be offered via the prospectus supplement.

(7) Not offered hereby, but will be offered via a Private Placement Memorandum.

Issuer:	RAMP Series 2005-EFC1 Trust.
Certificates:	The Class A-I-1, Class A-I-2, Class A-I-3 and Class A-I-4 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group I Loans"). The Class A-II Certificates are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group II Loans"). The Class A-I Certificates and the Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-1 through Class M-9 Certificates (collectively, the "Class M Certificates") and the Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates") are backed by the Group I Loans and the Group II Loans. **The Class B Certificates are not offered hereby**.
Joint Lead Underwriters:	Residential Funding Securities Corporation and Greenwich Capital Markets, Inc.
Co-Manager:	Banc of America Securities LLC
Swap Counterparty:	[Royal Bank of Scotland plc]
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	U.S. Bank National Association
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing for all of the mortgage loans will be provided by HomeComings Financial Network, Inc. ("HomeComings"). HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	May 1, 2005 after deducting payments due during the month of May 2005.
Settlement Date:	On or about May 31, 2005.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on June 27, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-1, Class M-2 and Class M-3 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-4 through Class M-9 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	None of the Certificates are expected to be ERISA eligible.
Legal Investments:	The Certificates will not, be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Tax Status:	One or more REMIC elections.

Mortgage Loans:

- The Group I Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations. The statistical pool of Group I Loans described herein has an approximate aggregate principal balance of $[599,561,216] as of the Cut-off Date.
- The Group II Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations. The statistical pool of Group II Loans described herein has an approximate aggregate principal balance of $[517,826,173] as of the Cut-off Date.
- As of the Cut-off Date, approximately [30]% and [17]% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

RASC KS and RAMP RS Program Eligible:

- As of the Cut-off Date approximately 63% of the mortgage loans are eligible under the RASC KS program. RFC has established the AlterNet program primarily for the purchase of mortgage loans that are made to borrowers that may have imperfect credit histories, higher debt to income ratios or mortgage loans that present certain other risks to investors. The mortgage collateral sellers that participate in this program have been selected by RFC on the basis of criteria set forth in RFC's Client Guide, referred to as the Guide. For those mortgage loans that RFC purchased from sellers in this program, each mortgage loan determined by RFC to be acceptable for purchase would have been originated in accordance with or would have been determined to be generally consistent with the provisions of the Guide.

- As of the Cut-off Date approximately 37% of the mortgage loans are eligible under the RAMP RS program. RFC has established the "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, RFC seeks to acquire recently originated mortgage loan products with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RAMP shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within RFC's "AlterNet" program guidelines allow.

The Originator:

EquiFirst Corporation (the "Originator") is a wholly-owned subsidiary of EFC Holdings Corporation ("EFC") and is engaged in the business of originating (or acquiring) and selling nonconforming mortgage loans collateralized by one-to-four family residential properties. The Originator was founded in 1989 and is headquartered in Charlotte, NC. EFC is a wholly owned subsidiary of Regions Financial Corporation, a publicly traded commercial bank holding company.

Prepayment Assumptions:

- Fixed – 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).
- ARMs – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

Optional Call:

If the aggregate principal balance of the mortgage loans falls below 10% of the aggregate original principal balance of the mortgage loans (the "Optional Call Date"), Residential Funding or its designee may terminate the trust. The exercise of the optional call may be subject to limitations as described in the prospectus supplement.

Credit Enhancement: A. Subordination.

Credit enhancement for the Class A Certificates will include the subordination of the Class M and Class B Certificates. Credit enhancement for the Class M Certificates will include the subordination of the Class B Certificates.

Initial Subordination (including the OC Deposit):

Class	Expected rating (Moody's/S&P/Fitch)	Initial Credit Support	After Step-Down Support
Class A	Aaa/AAA/AAA	22.65%	45.30%
Class M-1	Aa1/AA+/AA+	17.80%	35.60%
Class M-2	Aa2/AA/AA+	14.05%	28.10%
Class M-3	Aa3/AA-/AA	11.75%	23.50%
Class M-4	A1/A+/AA-	10.15%	20.30%
Class M-5	A2/A/A+	8.65%	17.30%
Class M-6	A3/A-/A	7.10%	14.20%
Class M-7	Baa1/BBB+/A-	5.70%	11.40%
Class M-8	Baa2/BBB/BBB+	4.70%	9.40%
Class M-9	Baa3/BBB-/BBB	3.55%	7.10%
Class B-1	Ba1/BB+/BBB-	2.55%	5.10%
Class B-2	NA/BB/BB	1.10%	2.20%

B. Overcollateralization ("OC")

Initial (% Orig.)	1.10%
OC Target (% Orig.)	1.10%
OC Floor (% Orig.)	0.50%
OC Stepdown Target (% Current)	2.20%
OC Holiday	None

C. Excess Spread

Initially equal to approximately [262] bps per annum.

D. Swap Agreement

Credit enhancement for the Class A, Class M and Class B Certificates will include net payments made by the swap counterparty to the trustee pursuant to the swap agreement.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount generally as follows:

(1) Distribution of accrued and unpaid interest to the Certificates;

(2) Distribution of principal to the Certificates, in the priority described herein;

(3) Distribution of principal to the Certificates from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the Certificates from the excess interest on the mortgage loans, to the extent necessary to maintain the required level of overcollateralization;

(5) Payment to the Certificates in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, (a) payment to the Class A Certificates in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement, and (b) payment to the Class M Certificates and Class B Certificates, in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(7) Payment to the Certificates in respect of current relief act shortfalls;

(8) To pay to the holders of the Class A Certificates, pro rata, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To the Swap Counterparty, any termination payment triggered by a swap termination event; and

(10) Distribution of any remaining funds to the non-offered Certificates.

Any payments under clauses (1), (3), (4), (5), (6), (7) and (8) shall be made to the extent not covered by amounts paid pursuant to the Swap Agreement.

Interest Accrual Period:

From and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

Pass-Through Rates:

Class A Pass-Through Rates:

- On each Distribution Date, the Class A Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible Optional Call Date, and with respect to the Class A-I-3, A-I-4 and Class A-II Certificates, One-Month LIBOR plus 2 times the related margin, (y) the Net WAC Cap Rate and (z) 14.00% per annum.

Class M and Class B Pass-Through Rates:

- On each Distribution Date, the Pass-Through Rate on the Class M Certificates and Class B Certificates will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 1.5 times the Margin, (y) the Net WAC Cap Rate and (z) 14.00% per annum.

Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to (a) the weighted average of the Net Mortgage Rates of the Mortgage Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period minus (b) the amounts paid to the Swap Counterparty divided by the aggregate principal balance of the Mortgage Loans, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Class A, Class M or Class B Certificates is limited to the Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Basis Risk Shortfall Carry-Forward Amount"). The payments from the Swap Agreement will be available to cover any shortfalls on the Class A, Class M and Class B Certificates resulting from the application of the Net WAC Cap Rate.

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately 0.50% per annum.

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation:

For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 1.10% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 2.20% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in June 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to 45.30%.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount.

Trigger Event:
(subject to change)

A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [37.60]% of the Senior Enhancement Percentage or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

	Loss Trigger
Months 37-48	[3.25]% in the first month plus an additional 1/12th of [1.75]% for every month thereafter
Months 49-60	[5.00]% in the first month plus an additional 1/12th of [1.50]% for every month thereafter
Months 61-72	[6.50]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter
Months 73 and thereafter	[7.25]%

Sixty-Plus Delinquency Percentage:

With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Distribution Date.

Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M and Class B Certificates and (ii) the Overcollateralization Amount, in each case prior to the distribution of the aggregate Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date.

Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A, Class M and Class B Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the mortgage loans other than Subsequent Recoveries minus any net swap payments or swap termination payment not due to a swap provider trigger event due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (b) the Overcollateralization Increase Amount less (c) the Overcollateralization Reduction Amount.

Class A Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Principal Allocation Amount:

With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date and (b) the aggregate amount of realized loses on the mortgage loans in the calendar month preceding that Distribution Date, to the extent covered by excess cash flow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cash flow to cover all realized losses on the mortgage loans, in determining the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount, the available excess cash flow will be allocated to the Class A-I Certificates and the Class A-II Certificates, pro rata, based on the principal portion of realized losses on the Group I Loans and Group II Loans, respectively.

Class A-I Principal Distributions:

The Class A-I Principal Distribution Amount will be distributed, sequentially, to the Class A-I-1, Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, in each case until the certificate principal balance thereof has been reduced to zero.

Class A-I Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group I Loans for that Distribution date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date. Provided, that in the event that the remaining aggregate certificate principal balance of the Class A-I and Class A-II Certificates equals the Class A Principal Distribution Amount, the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount will be determined by allocating the Class A Principal Distribution Amount pro-rata in proportion the then outstanding balances of the respective certificates.

Class A-II Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group II Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date. . Provided, that in the event that the remaining aggregate certificate principal balance of the Class A-I and Class A-II Certificates equals the Class A Principal Distribution Amount, the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount will be determined by allocating the Class A Principal Distribution Amount pro-rata in proportion the then outstanding balances of the respective certificates.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A and Class M-1 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A and Class M-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-7 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-8 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-9 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Subordination Percentage:

As to any class of Class A, Class M or Class B Certificates, the respective approximate percentage set forth below:

Class	Expected rating (Moody's/S&P/Fitch)	Subordination %
Class A	Aaa/AAA/AAA	54.70%
Class M-1	Aa1/AA+/AA+	64.40%
Class M-2	Aa2/AA/AA+	71.90%
Class M-3	Aa3/AA-/AA	76.50%
Class M-4	A1/A+/AA-	79.70%
Class M-5	A2/A/A+	82.70%
Class M-6	A3/A-/A	85.80%
Class M-7	Baa1/BBB+/A-	88.60%
Class M-8	Baa2/BBB/BBB+	90.60%
Class M-9	Baa3/BBB-/BBB	92.90%
Class B-1	Ba1/BB+/BBB-	94.90%
Class B-2	NA/BB/BB	97.80%

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with [Royal Bank of Scotland plc] (the "Swap Counterparty") for the benefit of the Class A, Class M and Class B Certificates. The Swap Agreement will have an initial notional amount of approximately $1,105,089,000. Under the Swap Agreement, on each Distribution Date (i) the trust shall be obligated to pay to the Swap Counterparty an amount equal to [4.05]% per annum on a notional amount equal to the lesser of (a) the related swap notional amount set forth in the schedule below and (b) the aggregate principal balance of the Class A, Class M and Class B Certificates at the beginning of the related swap accrual period (such lesser amount, the the "Notional Balance") and (ii) the trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR on the Notional Balance in each case as accrued during the related swap accrual period, until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the trust or the Swap Counterparty may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event). Shown in the schedule included herein is the aggregate swap notional amount schedule, which generally has been derived by adding the aggregate mortgage loan collateral, a notional balance corresponding to 1.5x the respective pricing speeds of the fixed and adjustable mortgage loans and subtracting the Required Overcollateralization Amount.

Swap Agreement Notional Balance Schedule
[Subject to Change]

Period	Notional Balance ($)	Period	Notional Balance ($)
1	1,105,089,000.00	31	229,822,052.80
2	1,095,141,596.73	32	216,789,176.85
3	1,081,383,001.90	33	204,501,280.46
4	1,063,794,715.67	34	192,914,789.07
5	1,042,385,603.80	35	181,988,851.66
6	1,017,201,054.49	36	171,686,734.31
7	988,324,616.38	37	161,970,293.81
8	955,879,177.29	38	152,805,375.18
9	920,040,130.50	39	144,159,919.17
10	881,089,467.05	40	136,003,758.62
11	839,644,084.67	41	128,308,505.67
12	799,119,606.21	42	121,047,445.90
13	760,536,243.89	43	114,195,438.65
14	723,800,527.04	44	107,728,823.45
15	688,823,503.28	45	101,625,331.90
16	655,520,519.56	46	95,864,004.98
17	623,811,013.73	47	90,425,115.17
18	593,618,316.29	48	85,290,093.35
19	564,865,560.92	49	80,441,459.92
20	537,434,179.46	50	75,862,760.22
21	511,320,086.75	51	71,538,503.66
22	466,167,930.54	52	67,454,106.56
23	418,775,686.15	53	63,595,838.39
24	376,469,665.57	54	59,950,771.22
25	338,647,150.26	55	56,506,732.18
26	304,795,810.90	56	53,252,258.78
27	283,668,683.98	57	50,176,556.85
28	267,163,405.36	58	47,269,461.06
29	251,606,301.52	59	44,520,862.72
30	236,941,826.54	60	41,921,257.05

Swap Account:

Funds payable under the Swap Agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Counterparty will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any net amounts owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and

2) to the Swap Counterparty, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to pay the holders of the Class A Certificates, *pro rata*, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses incurred for the preceding calendar month;

2) distribution of additional principal to the Certificates, to restore the required level of overcollateralization to the extent it has been reduced due to realized losses;

3) to the holders of the Class A Certificates, to pay accrued and unpaid interest resulting from prepayment interest shortfalls, on a pro rata basis, to the extent unpaid from interest collections;

4) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest resulting from prepayment interest shortfalls to the extent unpaid from interest collections;

5) to pay, first to the holder of the Class A Certificates, on a pro rata basis, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, to the Class M Certificates and Class B Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date;

6) to the holders of the Class A Certificates, to pay accrued and unpaid interest resulting from current relief act shortfalls, on a pro rata basis, to the extent unpaid from interest collections;

7) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest resulting from current relief act shortfalls to the extent unpaid from interest collections;

8) to pay the holders of the Class A Certificates, *pro rata*, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

9) to the party named in the pooling and servicing agreement, any remaining amounts.

Net WAC Cap Schedule

[Subject to Change]

Period	Net WAC Rate % (1)	Effective Rate % (1,2)	Period	Net WAC Rate % (1)	Effective Rate % (1,2)
1	7.69	26.83	37	10.15	17.15
2	6.41	22.31	38	10.48	17.46
3	6.20	21.53	39	10.13	16.73
4	6.20	21.44	40	10.12	16.56
5	6.41	22.05	41	11.07	17.56
6	6.20	21.20	42	10.90	17.03
7	6.41	21.75	43	11.26	17.44
8	6.20	20.87	44	10.88	16.72
9	6.20	20.65	45	10.87	16.57
10	6.87	22.60	46	12.03	18.18
11	6.20	20.15	47	10.89	16.31
12	6.41	20.54	48	11.25	16.72
13	6.20	19.61	49	10.88	16.05
14	6.41	20.00	50	11.23	16.44
15	6.20	19.10	51	10.86	15.78
16	6.20	18.84	52	10.85	15.65
17	6.41	19.22	53	11.24	16.08
18	6.20	18.36	54	10.87	15.45
19	6.41	18.72	55	11.23	15.84
20	6.20	17.89	56	10.85	15.20
21	6.21	17.66	57	10.84	15.08
22	6.87	19.01	58	11.99	16.57
23	7.95	18.35	59	10.82	14.85
24	8.83	19.04	60	11.16	15.23
25	8.54	17.92	61	10.79	10.79
26	8.81	18.02	62	11.14	11.14
27	8.53	17.16	63	10.77	10.77
28	8.52	16.94	64	10.76	10.76
29	9.39	17.88	65	11.10	11.10
30	9.28	17.29	66	10.73	10.73
31	9.58	17.90	67	11.08	11.08
32	9.27	17.13	68	10.71	10.71
33	9.26	16.95	69	10.69	10.69
34	9.90	17.92	70	11.82	11.82
35	9.93	17.27	71	10.67	10.67
36	10.49	17.90	72	11.01	11.01

Notes:

(1) Assumes all index values remain constant at 20.00%.

(2) The effective available funds cap rate (the "Effective Rate") is a per annum rate equal to the product of (i) 30 divided by the actual number of days in the Interest Accrual Period for the Certificates and (ii) the weighted average Net Mortgage Rate of the mortgage loans plus (B) the net swap payment, if any, divided by the aggregate certificate principal balance of the Class A, Class M and Class B Certificates multiplied by 360 divided by actual number of days.

Class A-I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-1						
Avg. Life (yrs)	13.40	1.61	1.22	**1.00**	0.85	0.75
Principal Window	1 - 247	1 - 36	1 - 25	**1 - 21**	1 - 18	1 - 15
Principal Window Months	247	36	25	**21**	18	15
Class A-2						
Avg. Life (yrs)	22.49	3.85	2.56	**2.00**	1.73	1.51
Principal Window	247 - 298	36 - 63	25 - 42	**21 - 28**	18 - 24	15 - 21
Principal Window Months	52	28	18	**8**	7	7
Class A-3						
Avg. Life (yrs)	26.64	7.36	4.90	**3.00**	2.17	1.90
Principal Window	298 - 340	63 - 124	42 - 83	**28 - 60**	24 - 30	21 - 25
Principal Window Months	43	62	42	**33**	7	5
Class A-4						
Avg. Life (yrs)	28.68	11.85	7.93	**5.82**	2.76	2.20
Principal Window	340 - 345	124 - 146	83 - 98	**60 - 72**	30 - 55	25 - 29
Principal Window Months	6	23	16	**13**	26	5

Class A-I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-1						
Avg. Life (yrs)	13.40	1.61	1.22	**1.00**	0.85	0.75
Principal Window	1 - 247	1 - 36	1 - 25	**1 - 21**	1 - 18	1 - 15
Principal Window Months	247	36	25	**21**	18	15
Class A-2						
Avg. Life (yrs)	22.49	3.85	2.56	**2.00**	1.73	1.51
Principal Window	247 - 298	36 - 63	25 - 42	**21 - 28**	18 - 24	15 - 21
Principal Window Months	52	28	18	**8**	7	7
Class A-3						
Avg. Life (yrs)	26.64	7.36	4.90	**3.00**	2.17	1.90
Principal Window	298 - 340	63 - 124	42 - 83	**28 - 60**	24 - 30	21 - 25
Principal Window Months	43	62	42	**33**	7	5
Class A-4						
Avg. Life (yrs)	29.11	14.73	10.00	**7.31**	2.80	2.20
Principal Window	340 - 358	124 - 294	83 - 214	**60 - 159**	30 - 117	25 - 29
Principal Window Months	19	171	132	**100**	88	5

Class A-II Sensitivity Analysis
To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	19.01	4.17	2.85	**2.07**	1.47	1.25
Principal Window	1 - 345	1 - 146	1 - 98	**1 - 72**	1 - 55	1 - 29
Principal Window Months	345	146	98	**72**	55	29

Class A-II Sensitivity Analysis
To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	19.04	4.49	3.09	**2.25**	1.52	1.25
Principal Window	1 - 358	1 - 298	1 - 220	**1 - 164**	1 - 128	1-29
Principal Window Months	358	298	220	**164**	128	29

Class M Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.56	8.08	5.45	**4.66**	4.57	3.56
Principal Window	274 - 345	48 - 146	39 - 98	**46 - 72**	55 - 55	29 - 44
Principal Window Months	72	99	60	**27**	1	16
Class M-2						
Avg. Life (yrs)	26.56	8.08	5.44	**4.45**	4.48	3.62
Principal Window	274 - 345	48 - 146	38 - 98	**43 - 72**	50 - 55	41 - 44
Principal Window Months	72	99	61	**30**	6	4
Class M-3						
Avg. Life (yrs)	26.56	8.08	5.44	**4.36**	4.15	3.36
Principal Window	274 - 345	48 - 146	38 - 98	**42 - 72**	47 - 55	38 - 44
Principal Window Months	72	99	61	**31**	9	7
Class M-4						
Avg. Life (yrs)	26.56	8.08	5.44	**4.31**	3.98	3.21
Principal Window	274 - 345	48 - 146	38 - 98	**41 - 72**	44 - 55	36 - 44
Principal Window Months	72	99	61	**32**	12	9
Class M-5						
Avg. Life (yrs)	26.56	8.08	5.43	**4.28**	3.87	3.12
Principal Window	274 - 345	48 - 146	37 - 98	**40 - 72**	43 - 55	35 - 44
Principal Window Months	72	99	62	**33**	13	10
Class M-6						
Avg. Life (yrs)	26.56	8.08	5.43	**4.25**	3.79	3.05
Principal Window	274 - 345	48 - 146	37 - 98	**39 - 72**	41 - 55	34 - 44
Principal Window Months	72	99	62	**34**	15	11
Class M-7						
Avg. Life (yrs)	26.56	8.08	5.43	**4.24**	3.71	2.99
Principal Window	274 - 345	48 - 146	37 - 98	**39 - 72**	40 - 55	33 - 44
Principal Window Months	72	99	62	**34**	16	12
Class M-8						
Avg. Life (yrs)	26.56	8.08	5.43	**4.21**	3.67	2.94
Principal Window	274 - 345	48 - 146	37 - 98	**38 - 72**	39 - 55	32 - 44
Principal Window Months	72	99	62	**35**	17	13
Class M-9						
Avg. Life (yrs)	26.56	8.08	5.43	**4.21**	3.63	2.91
Principal Window	274 - 345	48 - 146	37 - 98	**38 - 72**	39 - 55	31 - 44
Principal Window Months	72	99	62	**35**	17	14

Class M Sensitivity Analysis
To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.67	8.91	6.05	**5.10**	6.56	5.35
Principal Window	274 - 357	48 - 265	39 - 188	**46 - 139**	60 - 115	29 - 102
Principal Window Months	84	218	150	**94**	56	74
Class M-2						
Avg. Life (yrs)	26.67	8.89	6.02	**4.87**	4.89	3.99
Principal Window	274 - 357	48 - 254	38 - 178	**43 - 132**	50 - 102	41 - 81
Principal Window Months	84	207	141	**90**	53	41
Class M-3						
Avg. Life (yrs)	26.67	8.86	5.98	**4.76**	4.47	3.61
Principal Window	274 - 356	48 - 242	38 - 168	**42 - 124**	47 - 96	38 - 76
Principal Window Months	83	195.	131	**83**	50	39
Class M-4						
Avg. Life (yrs)	26.67	8.83	5.96	**4.69**	4.28	3.45
Principal Window	274 - 356	48 - 233	38 - 161	**41 - 119**	44 - 92	36 - 73
Principal Window Months	83	186	124	**79**	49	38
Class M-5						
Avg. Life (yrs)	26.67	8.79	5.93	**4.64**	4.16	3.34
Principal Window	274 - 355	48 - 226	37 - 155	**40 - 114**	43 - 88	35 - 70
Principal Window Months	82	179	119	**75**	46	36
Class M-6						
Avg. Life (yrs)	26.66	8.75	5.89	**4.59**	4.06	3.26
Principal Window	274 - 355	48 - 217	37 - 149	**39 - 109**	41 - 84	34 - 67
Principal Window Months	82	170	113	**71**	44	34
Class M-7						
Avg. Life (yrs)	26.66	8.68	5.84	**4.54**	3.95	3.17
Principal Window	274 - 354	48 - 206	37 - 141	**39 - 103**	40 - 80	33 - 63
Principal Window Months	81	159	105	**65**	41	31
Class M-8						
Avg. Life (yrs)	26.65	8.59	5.78	**4.46**	3.88	3.09
Principal Window	274 - 353	48 - 194	37 - 132	**38 - 97**	39 - 74	32 - 59
Principal Window Months	80	147	96	**60**	36	28
Class M-9						
Avg. Life (yrs)	26.63	8.47	5.69	**4.40**	3.78	3.03
Principal Window	274 - 351	48 - 183	37 - 124	**38 - 91**	39 - 70	31 - 55
Principal Window Months	78	136	88	**54**	32	25

Additional Information Regarding the Mortgage Loans

The Seller will make the following representations and warranties with respect to the Group II Mortgage Loans.

1. With respect to any Group II Mortgage Loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.

2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").

3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.

4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit life insurance policies.

5. No Group II Mortgage Loan has a prepayment penalty term that extends beyond three years after the date of origination.

6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are that are referred to as "high cost" or "covered" loans or any other similar designation under applicable sate or local law in effect at the time of origination of such loan that expressly provides for assignee liability.

7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.

8. No Group II Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.

9. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $359,650. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in the States of Alaska or Hawaii did not exceed $539,475. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three-, or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $460,400, $556,500 or $691,600, respectively. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three-, or four- family property located in the States of Alaska or Hawaii did not exceed $690,600, $834,750 or $1,037,400, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Class A-II-1 and Class A-II-2 Certificates with respect to any Group II Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group II Mortgage Loan, the Seller will either (i) purchase such Mortgage Loan at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully reports its borrower credit files to each of the credit repositories in a timely manner.

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED MAY 19, 2005
PART II OF II

$400,539,000 (Approximate)

EQUIFIRST

GMAC RFC

MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EFC1

RAMP SERIES 2005-EFC1 TRUST
Issuer

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

MAY 19, 2005

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

This information was prepared by Residential Funding Securities Corporation in its capacity as underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

Aggregate Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$1,117,387,388.96	$33,161.33	$680,000.00
Number of Mortgage Loans	6,781		
Average Current Principal Balance	$164,782.10		
Weighted Average Original Loan-to-Value	88.10%	10.00%	100.00%
Weighted Average Mortgage Rate	6.91%	4.79%	12.10%
Weighted Average Net Mortgage Rate	6.41%	4.35%	11.80%
Weighted Average Note Margin	5.56%	3.17%	9.65%
Weighted Average Maximum Mortgage Rate	12.87%	10.79%	16.75%
Weighted Average Minimum Mortgage Rate	6.87%	4.79%	10.75%
Weighted Average Term to Next Rate Adjustment Date (months)	23	13	35
Weighted Average Remaining Term to Stated Maturity (months)	357	175	360
Weighted Average Credit Score	636	502	817

Weighted Average reflected in Total

	Range	Percent of Cut-off Date Principal Balance
Product Type	Hybrid Arm	88.48%
	Fixed	11.52%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	86.14%
	Townhouse	2.24%
	Condo-Low-Rise(Less than 5 stories)	4.82%
	Planned Unit Developments (detached)	3.40%
	Planned Unit Developments (attached)	1.06%
	Two to four-family units	2.25%
Occupancy Status	Primary Residence	97.21%
	Second/Vacation	0.95%
	Non Owner Occupied	1.84%
Documentation Type	Full Documentation	83.38%
	Reduced Documentation	16.62%
Loans with Prepayment penalties		76.58%
Loans serviced by Homecomings Financial Network		100.00%

Product Type of the Aggregate Loans

Product Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
15 Year Fixed	40	$ 3,797,267	0.34%	$ 94,932	637	77.21%
2/28 Hybrid Arm	5,531	924,991,310	82.78	167,238	632	87.91
30 Year Fixed	886	124,964,874	11.18	141,044	657	89.83
3/27 Hybrid Arm	324	63,633,938	5.69	196,401	654	88.01
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Credit Score Distribution of the Aggregate Loans

Credit Score Range	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
500 - 519	6	$ 761,157	0.07%	$ 126,859	79.80%
520 - 539	251	34,166,944	3.06	136,123	79.70
540 - 559	356	50,258,663	4.50	141,176	81.60
560 - 579	501	72,721,126	6.51	145,152	82.98
580 - 599	802	119,877,440	10.73	149,473	85.07
600 - 619	993	153,587,164	13.75	154,670	87.38
620 - 639	1,048	180,967,017	16.20	172,678	89.54
640 - 659	963	166,974,304	14.94	173,390	89.99
660 - 679	685	122,102,645	10.93	178,252	89.85
680 - 699	431	78,807,008	7.05	182,847	90.05
700 - 719	273	50,665,314	4.53	185,587	91.67
720 - 739	224	40,618,402	3.64	181,332	92.47
740 - 759	120	23,336,028	2.09	194,467	91.34
760 or Greater	128	22,544,177	2.02	176,126	91.91
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**88.10%**

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 636.

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Loan Balance ($)	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,706	$ 133,154,431	11.92%	$ 78,051	621	87.68%
100,001 to 200,000	3,337	485,051,562	43.41	145,356	633	88.57
200,001 to 300,000	1,170	282,264,498	25.26	241,252	641	87.87
300,001 to 400,000	383	131,494,786	11.77	343,328	641	88.02
400,001 to 500,000	159	71,139,122	6.37	447,416	654	87.95
500,001 to 600,000	22	11,726,912	1.05	533,041	659	82.90
600,001 to 700,000	4	2,556,077	0.23	639,019	658	75.23
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the average unpaid principal balance of the mortgage loans will be approximately $164,782.

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	4	$ 1,216,584	0.11%	$ 304,146	682	81.16%
4.500 - 4.999	98	23,534,054	2.11	240,143	665	79.55
5.000 - 5.499	563	126,727,381	11.34	225,093	657	82.13
5.500 - 5.999	1,083	211,976,207	18.97	195,731	650	85.87
6.000 - 6.499	1,699	299,179,783	26.77	176,092	641	88.38
6.500 - 6.999	1,256	196,334,432	17.57	156,317	635	89.72
7.000 - 7.499	1,082	147,333,554	13.19	136,168	616	92.24
7.500 - 7.999	473	57,185,750	5.12	120,900	603	91.34
8.000 - 8.499	311	33,366,162	2.99	107,287	583	92.47
8.500 - 8.999	120	11,838,091	1.06	98,651	582	93.09
9.000 - 9.499	72	6,986,659	0.63	97,037	571	92.01
9.500 - 9.999	13	1,324,897	0.12	101,915	569	89.88
10.000 - 10.499	4	247,327	0.02	61,832	585	97.45
10.500 - 10.999	1	52,981	0.01	52,981	584	100.00
11.000 - 11.499	1	50,366	0.01	50,366	616	90.00
11.500 - 11.999	1	33,161	0.01	33,161	582	20.00
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 6.4104% per annum..

Mortgage Rates of the Loans of the Aggregate Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	5	$ 1,611,705	0.14%	$ 322,341	696	80.87%
5.000 - 5.499	111	27,336,694	2.45	246,277	668	78.89
5.500 - 5.999	635	142,132,646	12.72	223,831	658	82.28
6.000 - 6.499	963	185,135,157	16.57	192,248	648	85.88
6.500 - 6.999	1,860	327,851,260	29.34	176,264	643	88.12
7.000 - 7.499	1,044	162,099,508	14.51	155,268	632	90.14
7.500 - 7.999	1,167	160,332,334	14.35	137,388	617	92.44
8.000 - 8.499	435	52,196,449	4.67	119,992	602	91.75
8.500 - 8.999	347	37,867,995	3.39	109,130	586	92.72
9.000 - 9.499	114	11,305,111	1.01	99,168	575	93.30
9.500 - 9.999	78	7,549,587	0.68	96,790	575	92.32
10.000 - 10.499	15	1,585,108	0.14	105,674	569	91.49
10.500 - 10.999	4	247,327	0.02	61,832	585	97.45
11.000 - 11.499	2	103,347	0.01	51,674	600	95.13
12.000 - 12.499	1	33,161	0.01	33,161	582	20.00
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 6.9077% per annum..

Original Loan-to-Value of the Aggregate Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	64	$ 8,024,398	0.72%	$ 125,381	588
50.01 - 55.00	35	4,443,582	0.40	126,959	593
55.01 - 60.00	58	8,503,801	0.76	146,617	608
60.01 - 65.00	68	9,821,943	0.88	144,440	594
65.01 - 70.00	173	27,366,618	2.45	158,189	596
70.01 - 75.00	218	36,156,736	3.24	165,857	605
75.01 - 80.00	1,702	290,988,550	26.04	170,969	639
80.01 - 85.00	560	93,408,188	8.36	166,800	608
85.01 - 90.00	1,207	207,703,488	18.59	172,082	618
90.01 - 95.00	733	124,827,135	11.17	170,296	642
95.01 - 100.00	1,963	306,142,950	27.40	155,957	663
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**

The weighted average loan-to-value ratio at origination of the mortgage loans was approximately 88.10%.

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Geographical Distributions of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Arizona	306	$ 51,826,834	4.64%	$ 169,369	644	86.71%
California	439	124,279,252	11.12	283,096	642	82.20
Florida	471	77,892,341	6.97	165,377	636	87.14
Illinois	321	52,596,037	4.71	163,851	621	88.18
Maryland	349	79,875,516	7.15	228,870	631	87.55
Michigan	315	42,183,504	3.78	133,916	629	89.34
North Carolina	284	38,401,423	3.44	135,216	631	89.80
Ohio	288	38,524,618	3.45	133,766	636	92.24
Pennsylvania	371	53,423,375	4.78	143,998	640	89.48
Virginia	426	79,845,305	7.15	187,430	631	87.05
Other	3,211	478,539,185	42.83	149,031	637	89.45
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,690	$ 417,652,605	37.38%	$ 155,261	651	89.71%
Rate/Term Refinance	1,192	201,981,863	18.08	169,448	628	87.35
Equity Refinance	2,899	497,752,921	44.55	171,698	626	87.05
Total:	***6,781***	***$ 1,117,387,389***	***100.00%***	***$ 164,782***	***636***	***88.10%***

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	5,802	$ 931,680,522	83.38%	$ 160,579	632	89.23%
Reduced Documentation	979	185,706,867	16.62	189,690	655	82.42
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	6,554	$ 1,086,214,075	97.21%	$ 165,733	635	88.20%
Second/Vacation	52	10,635,687	0.95	204,532	674	86.52
Non-Owner Occupied	175	20,537,627	1.84	117,358	664	83.28
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	5,913	$ 962,503,233	86.14%	$ 162,777	635	88.19%
Leasehold	1	204,723	0.02	204,723	614	100.00
Townhouse	154	25,016,889	2.24	162,447	634	88.56
Condo-Low-Rise(Less than 5 stories)	320	53,887,784	4.82	168,399	654	88.52
Condo Mid-Rise (5 to 8 stories)	1	164,769	0.01	164,769	619	100.00
Condo High-Rise (9 stories or more)	3	457,441	0.04	152,480	621	80.00
Manufactured Home	1	219,113	0.02	219,113	561	85.00
Planned Unit Developments (detached)	190	37,974,951	3.40	199,868	637	86.38
Planned Unit Developments (attached)	63	11,847,702	1.06	188,059	636	88.97
Two to four-family units	135	25,110,784	2.25	186,006	640	85.29
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	250	$ 49,663,659	4.44%	$ 198,655	642	87.45%
24 Months	3,871	635,841,310	56.90	164,258	632	87.86
36 Months	1,061	167,750,818	15.01	158,106	657	89.17
60 Months	1	134,659	0.01	134,659	638	90.00
None	1,587	261,655,202	23.42	164,874	630	88.13
Other	11	2,341,739	0.21	212,885	652	86.45
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

"Other" means not 12 months, 24 months, 36 months, 60 months, and not more than 60 months.

Interest Only Terms of the Aggregate Loans

Interest Only Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24 Months	6	$ 1,337,610	0.12%	$ 222,935	619	90.25%
36 Months	3	688,328	0.06	229,443	654	83.73
60 Months	1,138	262,986,309	23.54	231,095	660	89.36
72 Months	1	100,000	0.01	100,000	648	100.00
84 Months	1	312,000	0.03	312,000	647	80.00
None	5,632	851,963,142	76.25	151,272	629	87.71
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Note Margins of the Aggregate Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
3.000 - 3.499	7	1,767,915	0.16	252,559	626	76.77
3.500 - 3.999	63	14,596,111	1.31	231,684	683	76.74
4.000 - 4.499	348	79,842,407	7.15	229,432	664	82.40
4.500 - 4.999	868	180,436,666	16.15	207,876	651	83.97
5.000 - 5.499	1,322	239,447,462	21.43	181,125	642	87.43
5.500 - 5.999	1,210	204,959,225	18.34	169,388	632	89.61
6.000 - 6.499	853	123,781,070	11.08	145,113	619	91.96
6.500 - 6.999	586	77,588,349	6.94	132,403	597	91.87
7.000 - 7.499	328	37,529,206	3.36	114,418	583	92.03
7.500 - 7.999	153	17,054,765	1.53	111,469	570	92.75
8.000 - 8.499	77	7,647,783	0.68	99,322	570	92.44
8.500 - 8.999	35	3,328,302	0.30	95,094	579	93.93
9.000 - 9.499	4	583,035	0.05	145,759	585	100.00
9.500 - 9.999	1	62,952	0.01	62,952	570	90.00
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average note margin of the hybrid adjustable rate mortgage loans was approximately 5.5575% per annum..

Maximum Mortgage Rates of the Aggregate Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
10.000 - 10.999	5	1,611,705	0.14	322,341	696	80.87
11.000 - 11.999	720	164,201,363	14.70	228,057	658	81.69
12.000 - 12.999	2,464	454,586,117	40.68	184,491	641	87.18
13.000 - 13.999	1,847	274,840,248	24.60	148,804	621	91.35
14.000 - 14.999	643	75,699,605	6.77	117,729	589	92.41
15.000 - 15.999	159	15,949,682	1.43	100,312	571	93.09
16.000 - 16.999	17	1,736,529	0.16	102,149	571	92.33
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average maximum mortgage rate of the hybrid adjustable rate loans was approximately 12.8682% per annum..

Minimum Mortgage Rates of the Aggregate Loans

Minimum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
4.000 - 4.999	5	1,611,705	0.14	322,341	696	80.87
5.000 - 5.999	723	164,638,850	14.73	227,716	658	81.72
6.000 - 6.999	2,465	454,683,988	40.69	184,456	641	87.19
7.000 - 7.999	1,843	274,304,890	24.55	148,836	621	91.33
8.000 - 8.999	643	75,699,605	6.77	117,729	589	92.41
9.000 - 9.999	159	15,949,682	1.43	100,312	571	93.09
10.000 - 10.999	17	1,736,529	0.16	102,149	571	92.33
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average minimum mortgage rate of the hybrid adjustable rate mortgage loans was approximately 6.8671% per annum.

Next Interest Rate Adjustment Date of the Aggregate Loans

Next Interest Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
June 2006	1	64,377	0.01	64,377	641	85.00
September 2006	1	93,528	0.01	93,528	608	95.00
November 2006	4	409,108	0.04	102,277	603	91.70
December 2006	7	1,420,952	0.13	202,993	622	82.18
January 2007	14	2,011,378	0.18	143,670	625	86.80
February 2007	303	44,636,251	3.99	147,314	633	89.70
March 2007	2,321	380,897,111	34.09	164,109	629	88.24
April 2007	2,871	493,286,005	44.15	171,817	634	87.55
May 2007	9	2,172,600	0.19	241,400	633	80.65
October 2007	1	194,008	0.02	194,008	620	98.00
November 2007	1	95,490	0.01	95,490	744	100.00
December 2007	3	543,187	0.05	181,062	624	86.89
February 2008	14	1,879,298	0.17	134,236	656	88.21
March 2008	166	31,476,886	2.82	189,620	658	88.58
April 2008	139	29,445,070	2.64	211,835	651	87.31
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average months to the next interest rate adjustment date of the hybrid adjustable rate mortgage loans will be approximately 23.

Group I Collateral Summary

Summary	Total	Minimum	Maximum
Group I Current Principal Balance	$599,561,216.11	$38,196.91	$680,000.00
Number of Mortgage Loans	3,173		
Average Current Principal Balance	$188,957.21		
Weighted Average Original Loan-to-Value	88.39%	23.00%	100.00%
Weighted Average Mortgage Rate	6.81%	4.90%	11.30%
Weighted Average Net Mortgage Rate	6.31%	4.35%	11.00%
Weighted Average Note Margin	5.47%	3.17%	9.22%
Weighted Average Maximum Mortgage Rate	12.77%	10.90%	16.55%
Weighted Average Minimum Mortgage Rate	6.77%	4.90%	10.55%
Weighted Average Term to Next Rate Adjustment Date (months)	23	18	35
Weighted Average Remaining Term to Stated Maturity (months)	358	178	360
Weighted Average Credit Score	642	514	817

Weighted Average reflected in Total

	Range	Percent of Cut-off Date Principal Balance
Product Type	Hybrid ARM	90.70%
	Fixed	9.30%
Lien	First	100.00%
	Second	0.00%
Property Type	Single Family (detached)	85.75%
	Townhouse/rowhouse	2.18%
	Condo under 5 stories	4.99%
	Detached PUD	3.74%
	Attached PUD	1.20%
	Two-to-four family units	2.04%
Occupancy Status	Primary Residence	97.83%
	Second/Vacation	1.02%
	Non Owner Occupied	1.15%
Documentation Type	Full Documentation	81.85%
	Reduced Documentation	18.15%
Loans with Prepayment penalties		77.52%
Loans serviced by Homecomings Financial Network		100.00%

Product Type of the Group I Loans

Product Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
15 Year Fixed	11	$ 1,145,172	0.19%	$ 104,107	631	76.30%
2/28 Hybrid Arm	2,647	507,144,339	84.59	191,592	639	88.20
30 Year Fixed	350	54,591,298	9.11	155,975	663	90.85
3/27 Hybrid Arm	165	36,680,406	6.12	222,305	659	87.61
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Credit Score Distribution of the Group I Loans

Credit Score Range	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
500 – 519	4	$ 511,779	0.09%	$ 127,945	82.81%
520 – 539	96	13,403,217	2.24	139,617	79.74
540 – 559	143	22,085,342	3.68	154,443	81.29
560 – 579	174	28,223,924	4.71	162,206	82.45
580 – 599	333	56,640,138	9.45	170,091	85.87
600 – 619	468	79,366,331	13.24	169,586	87.34
620 – 639	487	98,471,497	16.42	202,200	89.86
640 – 659	480	92,903,392	15.50	193,549	89.77
660 – 679	359	73,451,898	12.25	204,601	89.66
680 – 699	235	49,496,911	8.26	210,625	89.88
700 – 719	146	31,574,253	5.27	216,262	90.02
720 – 739	112	23,264,351	3.88	207,717	91.47
740 – 759	64	15,338,130	2.56	239,658	91.57
760 or Greater	72	14,830,052	2.47	205,973	92.14
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**88.39%**

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 642.

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Balance ($)	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	624	$ 48,557,129	8.10%	$ 77,816	620	87.09%
100,001 to 200,000	1,466	221,840,047	37.00	151,323	637	89.19
200,001 to 300,000	658	159,591,952	26.62	242,541	648	88.52
300,001 to 400,000	243	85,427,783	14.25	351,555	645	88.24
400,001 to 500,000	156	69,861,314	11.65	447,829	654	88.01
500,001 to 600,000	22	11,726,912	1.96	533,041	659	82.90
600,001 to 700,000	4	2,556,077	0.43	639,019	658	75.23
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the average unpaid principal balance of the mortgage loans will be approximately $188,957.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	2	$ 978,825	0.16%	$ 489,412	690	80.00%
4.500 - 4.999	63	16,216,827	2.70	257,410	673	79.56
5.000 - 5.499	313	80,659,155	13.45	257,697	660	82.05
5.500 - 5.999	572	124,007,629	20.68	216,797	657	86.73
6.000 - 6.499	789	158,179,466	26.38	200,481	646	89.44
6.500 - 6.999	599	105,242,675	17.55	175,697	637	90.21
7.000 - 7.499	416	63,761,665	10.63	153,273	620	93.00
7.500 - 7.999	212	27,469,422	4.58	129,573	606	91.74
8.000 - 8.499	127	14,745,849	2.46	116,109	581	92.50
8.500 - 8.999	48	5,256,948	0.88	109,520	582	95.67
9.000 - 9.499	23	2,216,633	0.37	96,375	575	95.96
9.500 - 9.999	6	645,336	0.11	107,556	574	96.41
10.000 - 10.499	1	77,439	0.01	77,439	586	100.00
10.500 - 10.999	1	52,981	0.01	52,981	584	100.00
11.000 - 11.499	1	50,366	0.01	50,366	616	90.00
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 6.3111% per annum.

Mortgage Rates of the Loans of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	4	$ 1,517,772	0.25%	$ 379,443	696	80.00%
5.000 - 5.499	68	18,291,303	3.05	268,990	675	79.76
5.500 - 5.999	364	92,720,139	15.46	254,726	660	82.26
6.000 - 6.499	488	103,316,865	17.23	211,715	655	86.50
6.500 - 6.999	873	175,144,529	29.21	200,624	648	89.20
7.000 - 7.499	496	87,057,568	14.52	175,519	635	90.72
7.500 - 7.999	463	71,023,715	11.85	153,399	620	93.22
8.000 - 8.499	192	25,132,029	4.19	130,896	605	92.29
8.500 - 8.999	144	17,001,561	2.84	118,066	586	93.20
9.000 - 9.499	45	4,973,240	0.83	110,516	579	95.70
9.500 - 9.999	27	2,414,836	0.40	89,438	577	96.08
10.000 - 10.499	6	786,873	0.13	131,146	573	97.70
10.500 - 10.999	1	77,439	0.01	77,439	586	100.00
11.000 - 11.499	2	103,347	0.02	51,674	600	95.13
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 6.8074% per annum.

Original Loan-to-Value of the Group I Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	25	$ 3,391,773	0.57%	$ 135,671	583
50.01 - 55.00	10	1,479,473	0.25	147,947	577
55.01 - 60.00	19	3,021,394	0.50	159,021	592
60.01 - 65.00	23	3,841,976	0.64	167,042	608
65.01 - 70.00	66	12,102,126	2.02	183,366	594
70.01 - 75.00	78	14,049,105	2.34	180,117	611
75.01 - 80.00	935	182,676,581	30.47	195,376	647
80.01 - 85.00	219	41,593,895	6.94	189,926	613
85.01 - 90.00	503	100,398,963	16.75	199,600	622
90.01 - 95.00	312	60,936,125	10.16	195,308	644
95.01 – 100.00	983	176,069,806	29.37	179,115	665
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**

The weighted average loan-to-value ratio at origination of the mortgage loans was approximately 88.39%.

Geographical Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	279	$ 87,234,695	14.55%	$ 312,669	649	83.17%
Maryland	173	44,795,077	7.47	258,931	637	89.20
Florida	224	42,955,349	7.16	191,765	648	88.77
Virginia	186	39,137,680	6.53	210,418	638	87.60
Arizona	152	28,009,013	4.67	184,270	645	86.17
Pennsylvania	169	27,105,656	4.52	160,388	648	89.85
Illinois	143	26,272,053	4.38	183,721	628	87.70
Nevada	90	21,940,091	3.66	243,779	654	85.50
Ohio	139	19,785,366	3.30	142,341	637	91.81
Michigan	132	19,179,628	3.20	145,300	634	89.87
Other	1,486	243,146,608	40.55	163,625	641	90.20
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,647	$ 310,510,137	51.79%	$ 188,531	655	89.38%
Rate/Term Refinance	458	83,545,100	13.93	182,413	632	87.57
Equity Refinance	1,068	205,505,979	34.28	192,421	628	87.22
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Mortgage Loan Documentation Types of the Group I Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,663	$ 490,720,335	81.85%	$ 184,274	638	89.68%
Reduced Documentation	510	108,840,881	18.15	213,413	661	82.57
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,095	$ 586,572,366	97.83%	$ 189,523	642	88.47%
Second/Vacation	25	6,112,138	1.02	244,486	674	85.37
Non-Owner Occupied	53	6,876,712	1.15	129,749	669	83.94
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	2,745	$ 514,095,255	85.75%	$ 187,284	641	88.37%
Townhouse	72	13,078,900	2.18	181,651	640	89.96
Condo-Low-Rise(Less than 5 stories)	155	29,935,668	4.99	193,133	662	88.67
Condo Mid-Rise (5 to 8 stories)	1	164,769	0.03	164,769	619	100.00
Condo High-Rise (9 stories or more)	1	245,369	0.04	245,369	661	80.00
Manufactured Home	1	219,113	0.04	219,113	561	85.00
Planned Unit Developments (detached)	98	22,427,816	3.74	228,855	644	88.07
Planned Unit Developments (attached)	36	7,185,359	1.20	199,593	642	90.13
Two to four-family units	64	12,208,966	2.04	190,765	645	86.38
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	127	$ 28,106,794	4.69%	$ 221,313	648	88.57%
24 Months	1,878	351,112,230	58.56	186,961	639	88.00
36 Months	467	84,329,520	14.07	180,577	661	89.43
60 Months	1	134,659	0.02	134,659	638	90.00
None	696	134,804,929	22.48	193,685	637	88.73
Other	4	1,073,084	0.18	268,271	687	85.20
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

"Other" means not 12 months, 24 months, 36 months, 60 months, and not more than 60 months.

Interest Only Terms of the Group I Loans

Interest Only Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24 Months	6	$ 1,337,610	0.22%	$ 222,935	619	90.25%
36 Months	3	688,328	0.11	229,443	654	83.73
60 Months	694	177,120,381	29.54	255,217	661	89.42
None	2,470	420,414,897	70.12	170,208	634	87.95
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Note Margins of the Group I Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
3.000 - 3.499	3	982,077	0.16	327,359	630	82.45
3.500 - 3.999	38	9,865,472	1.65	259,618	691	78.20
4.000 - 4.499	181	47,087,753	7.85	260,153	670	82.29
4.500 - 4.999	480	113,020,156	18.85	235,459	657	84.35
5.000 - 5.499	651	133,387,787	22.25	204,897	646	88.34
5.500 - 5.999	596	114,244,850	19.05	191,686	638	90.27
6.000 - 6.499	366	59,352,515	9.90	162,165	623	92.49
6.500 - 6.999	250	36,305,553	6.06	145,222	601	92.17
7.000 - 7.499	135	16,968,446	2.83	125,692	585	91.72
7.500 - 7.999	71	8,350,672	1.39	117,615	576	94.14
8.000 - 8.499	26	2,511,700	0.42	96,604	576	94.44
8.500 - 8.999	13	1,330,609	0.22	102,355	582	98.19
9.000 - 9.499	2	417,155	0.07	208,578	583	100.00
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average note margin of the adjustable rate mortgage loans was approximately 5.4736% per annum..

Maximum Mortgage Rates of the Group I Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
10.000 - 10.999	4	1,517,772	0.25	379,443	696	80.00
11.000 - 11.999	418	107,679,011	17.96	257,605	662	81.81
12.000 - 12.999	1,212	251,851,851	42.01	207,799	648	88.00
13.000 - 13.999	825	139,039,491	23.19	168,533	626	91.83
14.000 - 14.999	283	36,211,949	6.04	127,957	592	92.81
15.000 - 15.999	63	6,660,358	1.11	105,720	577	95.75
16.000 - 16.999	7	864,312	0.14	123,473	575	97.90
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average maximum mortgage rate of the adjustable rate loans was approximately 12.7742% per annum..

Minimum Mortgage Rates of the Group I Loans

Minimum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
4.000 - 4.999	4	1,517,772	0.25	379,443	696	80.00
5.000 - 5.999	418	107,679,011	17.96	257,605	662	81.81
6.000 - 6.999	1,215	252,295,131	42.08	207,650	648	88.02
7.000 - 7.999	822	138,596,211	23.12	168,609	626	91.80
8.000 - 8.999	283	36,211,949	6.04	127,957	592	92.81
9.000 - 9.999	63	6,660,358	1.11	105,720	577	95.75
10.000 - 10.999	7	864,312	0.14	123,473	575	97.90
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average minimum mortgage rate of the adjustable rate mortgage loans was approximately 6.7732% per annum.

Next Interest Rate Adjustment Date of the Group I Loans

Next Interest Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
November 2006	3	333,457	0.06	111,152	602	90.96
December 2006	6	1,136,027	0.19	189,338	615	90.26
January 2007	7	1,242,144	0.21	177,449	636	84.93
February 2007	143	23,531,527	3.92	164,556	638	90.08
March 2007	1,081	203,156,173	33.88	187,934	637	88.39
April 2007	1,403	276,401,861	46.10	197,008	641	87.94
May 2007	4	1,343,150	0.22	335,788	642	83.39
December 2007	3	543,187	0.09	181,062	624	86.89
February 2008	8	941,088	0.16	117,636	653	91.52
March 2008	83	17,117,522	2.86	206,235	670	88.08
April 2008	71	18,078,610	3.02	254,628	651	86.98
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average months to the next interest rate adjustment date of the adjustable rate mortgage loans will be approximately 23.

Group II Collateral Summary

Summary	Total	Minimum	Maximum
Group II Current Principal Balance	$517,826,172.85	$33,161.33	$433,856.88
Number of Mortgage Loans	3,608		
Average Current Principal Balance	$143,521.67		
Weighted Average Original Loan-to-Value	87.76%	10.00%	100.00%
Weighted Average Mortgage Rate	7.02%	4.79%	12.10%
Weighted Average Net Mortgage Rate	6.53%	4.37%	11.80%
Weighted Average Note Margin	5.66%	3.28%	9.65%
Weighted Average Maximum Mortgage Rate	12.98%	10.79%	16.75%
Weighted Average Minimum Mortgage Rate	6.98%	4.79%	10.75%
Weighted Average Term to Next Rate Adjustment Date (months)	23	13	35
Weighted Average Remaining Term to Stated Maturity (months)	356	175	360
Weighted Average Credit Score	628	502	810

Weighted Average reflected in Total

	Range	Percent of Cut-off Date Principal Balance
Product Type	Hybrid ARM	85.90%
	Fixed	14.10%
Lien	First	100.00%
	Second	0.00%
Property Type	Single Family (detached)	86.59%
	Townhouse/rowhouse	2.31%
	Condo under 5 stories	4.63%
	Detached PUD	3.00%
	Attached PUD	0.90%
	Two-to-four family units	2.49%
Occupancy Status	Primary Residence	96.49%
	Second/Vacation	0.87%
	Non Owner Occupied	2.64%
Documentation Type	Full Documentation	85.16%
	Reduced Documentation	14.84%
Loans with Prepayment penalties		75.50%
Loans Serviced by Homecomings Financial Network		100.00%

Product Type of the Group II Loans

Product Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
15 Year Fixed	29	$ 2,652,094	0.51%	$ 91,452	640	77.60%
2/28 Hybrid Arm	2,884	417,846,970	80.69	144,885	623	87.56
30 Year Fixed	536	70,373,576	13.59	131,294	653	89.03
3/27 Hybrid Arm	159	26,953,532	5.21	169,519	647	88.56
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

Credit Score Distribution of the Group II Loans

Credit Score Range	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
500 - 519	2	$ 249,378	0.05%	$ 124,689	73.63%
520 - 539	155	20,763,727	4.01	133,960	79.68
540 - 559	213	28,173,321	5.44	132,269	81.84
560 - 579	327	44,497,202	8.59	136,077	83.32
580 - 599	469	63,237,302	12.21	134,834	84.35
600 - 619	525	74,220,833	14.33	141,373	87.42
620 - 639	561	82,495,520	15.93	147,051	89.15
640 - 659	483	74,070,911	14.30	153,356	90.27
660 - 679	326	48,650,747	9.40	149,235	90.14
680 - 699	196	29,310,097	5.66	149,541	90.34
700 - 719	127	19,091,061	3.69	150,323	94.39
720 - 739	112	17,354,050	3.35	154,947	93.81
740 - 759	56	7,997,898	1.54	142,820	90.89
760 or Greater	56	7,714,125	1.49	137,752	91.46
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**87.76%**

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 628

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Loan Balance ($)	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,082	$ 84,597,302	16.34%	$ 78,186	621	88.02%
100,001 to 200,000	1,871	263,211,515	50.83	140,680	629	88.05
200,001 to 300,000	512	122,672,546	23.69	239,595	632	87.03
300,001 to 400,000	140	46,067,002	8.90	329,050	632	87.63
400,001 to 500,000	3	1,277,808	0.25	425,936	650	85.09
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

As of the cut-off date, the average unpaid principal balance of the mortgage loans will be approximately $143,522.

Net Mortgage Rates of the Group II Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	2	$ 237,760	0.05%	$ 118,880	648	85.93%
4.500 - 4.999	35	7,317,227	1.41	209,064	648	79.52
5.000 - 5.499	250	46,068,226	8.90	184,273	652	82.26
5.500 - 5.999	511	87,968,579	16.99	172,150	640	84.66
6.000 - 6.499	910	141,000,318	27.23	154,945	636	87.20
6.500 - 6.999	657	91,091,757	17.59	138,648	631	89.16
7.000 - 7.499	666	83,571,889	16.14	125,483	613	91.66
7.500 - 7.999	261	29,716,328	5.74	113,856	599	90.98
8.000 - 8.499	184	18,620,312	3.60	101,197	584	92.46
8.500 - 8.999	72	6,581,142	1.27	91,405	581	91.03
9.000 - 9.499	49	4,770,026	0.92	97,347	570	90.17
9.500 - 9.999	7	679,561	0.13	97,080	563	83.68
10.000 - 10.499	3	169,888	0.03	56,629	584	96.29
11.500 - 11.999	1	33,161	0.01	33,161	582	20.00
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 6.5254% per annum.

Mortgage Rates of the Loans of the Group II Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	1	$ 93,933	0.02%	$ 93,933	704	95.00%
5.000 - 5.499	43	9,045,391	1.75	210,358	655	77.11
5.500 - 5.999	271	49,412,507	9.54	182,334	653	82.32
6.000 - 6.499	475	81,818,292	15.80	172,249	639	85.10
6.500 - 6.999	987	152,706,730	29.49	154,718	638	86.88
7.000 - 7.499	548	75,041,941	14.49	136,938	629	89.47
7.500 - 7.999	704	89,308,619	17.25	126,859	614	91.83
8.000 - 8.499	243	27,064,420	5.23	111,376	598	91.24
8.500 - 8.999	203	20,866,433	4.03	102,790	586	92.33
9.000 - 9.499	69	6,331,872	1.22	91,766	572	91.41
9.500 - 9.999	51	5,134,751	0.99	100,681	574	90.55
10.000 - 10.499	9	798,235	0.15	88,693	565	85.36
10.500 - 10.999	3	169,888	0.03	56,629	584	96.29
12.000 - 12.499	1	33,161	0.01	33,161	582	20.00
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 7.0238% per annum.

Original Loan-to-Value of the Group II Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	39	$ 4,632,625	0.89%	$ 118,785	592
50.01 - 55.00	25	2,964,109	0.57	118,564	601
55.01 - 60.00	39	5,482,407	1.06	140,575	616
60.01 - 65.00	45	5,979,967	1.15	132,888	584
65.01 - 70.00	107	15,264,492	2.95	142,659	598
70.01 - 75.00	140	22,107,632	4.27	157,912	601
75.01 - 80.00	767	108,311,969	20.92	141,215	626
80.01 - 85.00	341	51,814,292	10.01	151,948	604
85.01 - 90.00	704	107,304,525	20.72	152,421	613
90.01 - 95.00	421	63,891,010	12.34	151,760	640
95.01 - 100.00	980	130,073,144	25.12	132,728	660
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**

The weighted average loan-to-value ratio at origination of the mortgage loans was approximately 87.76%

Geographical Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Virginia	240	$ 40,707,624	7.86%	$ 169,615	624	86.52%
California	160	37,044,557	7.15	231,528	626	79.93
Maryland	176	35,080,439	6.77	199,321	622	85.44
Florida	247	34,936,992	6.75	141,445	622	85.14
Illinois	178	26,323,983	5.08	147,888	614	88.66
Pennsylvania	202	26,317,719	5.08	130,286	632	89.10
Arizona	154	23,817,821	4.60	154,661	644	87.35
Michigan	183	23,003,876	4.44	125,704	624	88.90
North Carolina	170	20,777,987	4.01	122,223	621	88.96
Ohio	149	18,739,253	3.62	125,767	634	92.69
Other	1,749	231,075,921	44.62	132,119	632	89.15
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,043	$ 107,142,468	20.69%	$ 102,725	639	90.67%
Rate/Term Refinance	734	118,436,763	22.87	161,358	626	87.19
Equity Refinance	1,831	292,246,942	56.44	159,611	626	86.92
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

Mortgage Loan Documentation Types of the Group II Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	3,139	$ 440,960,187	85.16%	$ 140,478	625	88.73%
Reduced Documentation	469	76,865,985	14.84	163,893	647	82.21
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,459	$ 499,641,708	96.49%	$ 144,447	627	87.89%
Second/Vacation	27	4,523,549	0.87	167,539	675	88.09
Non-Owner Occupied	122	13,660,916	2.64	111,975	661	82.95
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	3,168	$ 448,407,978	86.59%	$ 141,543	628	87.99%
Leasehold	1	204,723	0.04	204,723	614	100.00
Townhouse	82	11,937,989	2.31	145,585	627	87.02
Condo-Low-Rise(Less than 5 stories)	165	23,952,116	4.63	145,164	643	88.33
Condo High-Rise (9 stories or more)	2	212,072	0.04	106,036	574	80.00
Planned Unit Developments (detached)	92	15,547,135	3.00	168,991	628	83.94
Planned Unit Developments (attached)	27	4,662,343	0.90	172,679	628	87.18
Two to four-family units	71	12,901,817	2.49	181,716	635	84.26
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	123	$ 21,556,865	4.16%	$ 175,259	634	85.99%
24 Months	1,993	284,729,081	54.99	142,865	623	87.68
36 Months	594	83,421,298	16.11	140,440	652	88.91
None	891	126,850,274	24.50	142,368	624	87.49
Other	7	1,268,656	0.24	181,237	623	87.50
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

"Other" means not 12 months, 24 months, or 36 months and not more than 36 months.

Interest Only Terms of the Group II Loans

Interest Only Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
60 Months	444	$ 85,865,928	16.58%	$ 193,392	656	89.23%
72 Months	1	100,000	0.02	100,000	648	100.00
84 Months	1	312,000	0.06	312,000	647	80.00
None	3,162	431,548,245	83.34	136,480	623	87.47
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

Note Margins of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	565	$ 73,025,670	14.10%	$ 129,249	652	88.62%
3.000 - 3.499	4	785,838	0.15	196,459	621	69.66
3.500 - 3.999	25	4,730,638	0.91	189,226	664	73.70
4.000 - 4.499	167	32,754,654	6.33	196,136	656	82.57
4.500 - 4.999	388	67,416,510	13.02	173,754	641	83.34
5.000 - 5.499	671	106,059,675	20.48	158,062	636	86.29
5.500 - 5.999	614	90,714,375	17.52	147,743	625	88.77
6.000 - 6.499	487	64,428,554	12.44	132,297	615	91.46
6.500 - 6.999	336	41,282,796	7.97	122,865	594	91.61
7.000 - 7.499	193	20,560,760	3.97	106,532	582	92.29
7.500 - 7.999	82	8,704,094	1.68	106,147	564	91.42
8.000 - 8.499	51	5,136,083	0.99	100,708	567	91.46
8.500 - 8.999	22	1,997,693	0.39	90,804	577	91.10
9.000 - 9.499	2	165,880	0.03	82,940	589	100.00
9.500 - 9.999	1	62,952	0.01	62,952	570	90.00
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

As of the cut-off date, the weighted average note margin of the adjustable rate mortgage loans was approximately 5.6600% per annum.

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	565	$ 73,025,670	14.10%	$ 129,249	652	88.62%
10.000 - 10.999	1	93,933	0.02	93,933	704	95.00
11.000 - 11.999	302	56,522,352	10.92	187,160	651	81.46
12.000 - 12.999	1,252	202,734,266	39.15	161,928	634	86.15
13.000 - 13.999	1,022	135,800,757	26.23	132,877	615	90.85
14.000 - 14.999	360	39,487,656	7.63	109,688	586	92.04
15.000 - 15.999	96	9,289,324	1.79	96,764	568	91.18
16.000 - 16.999	10	872,216	0.17	87,222	568	86.80
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

As of the cut-off date, the weighted average maximum mortgage rate of the adjustable rate loans was approximately 12.9830% per annum.

Minimum Mortgage Rates of the Group II Loans

Minimum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	565	$ 73,025,670	14.10%	$ 129,249	652	88.62%
4.000 - 4.999	1	93,933	0.02	93,933	704	95.00
5.000 - 5.999	305	56,959,839	11.00	186,754	651	81.53
6.000 - 6.999	1,250	202,388,857	39.08	161,911	634	86.14
7.000 - 7.999	1,021	135,708,679	26.21	132,917	615	90.85
8.000 - 8.999	360	39,487,656	7.63	109,688	586	92.04
9.000 - 9.999	96	9,289,324	1.79	96,764	568	91.18
10.000 - 10.999	10	872,216	0.17	87,222	568	86.80
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

As of the cut-off date, the weighted average minimum mortgage rate of the adjustable rate mortgage loans was approximately 6.9819% per annum.

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	565	$ 73,025,670	14.10%	$ 129,249	652	88.62%
June 2006	1	64,377	0.01	64,377	641	85.00
September 2006	1	93,528	0.02	93,528	608	95.00
November 2006	1	75,651	0.01	75,651	605	95.00
December 2006	1	284,925	0.06	284,925	650	50.00
January 2007	7	769,235	0.15	109,891	608	89.83
February 2007	160	21,104,724	4.08	131,905	628	89.28
March 2007	1,240	177,740,937	34.32	143,339	621	88.06
April 2007	1,468	216,884,143	41.88	147,741	624	87.06
May 2007	5	829,450	0.16	165,890	619	76.21
October 2007	1	194,008	0.04	194,008	620	98.00
November 2007	1	95,490	0.02	95,490	744	100.00
February 2008	6	938,210	0.18	156,368	658	84.89
March 2008	83	14,359,364	2.77	173,004	643	89.18
April 2008	68	11,366,461	2.20	167,154	652	87.83
Total:	**3,608**	**$ 517,826,173**	**100.00%**	**$ 143,522**	**628**	**87.76%**

As of the cut-off date, the weighted average months to the next interest rate adjustment date of the adjustable rate mortgage loans will be approximately 23.

EquiFirst

GMAC RFC

New Issue Computational Materials

Part I of II

$677,176,000 (Approximate)

RAMP Series 2005-EFC1 Trust
Issuer

EquiFirst Corporation
Originator

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

May 19, 2005

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

Expected Timing:	Pricing Date:	On or about Friday, May 20, 2005
	Settlement Date:	On or about May 31, 2005
	First Payment Date:	June 27, 2005
Structure:	Fixed and ARMs:	$1,117,387,389 senior/subordinate structure
	Rating Agencies:	Moody's, S&P and Fitch

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RAMP Series 2005-EFC1
$1,077,715,000 (Approximate)
Characteristics of the Certificates

Certificates

Class	Approximate Size[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (months)[2] Call/Mat	Final Scheduled Distribution Date	Expected rating (Moody's/S&P/ Fitch)
A-I-1 [3]	$ 235,916,000	Floating	SEQ	1.00 / 1.00	1-21 / 1-21	Mar-2028	Aaa/AAA/AAA
A-I-2 [3]	99,308,000	Floating	SEQ	2.00 / 2.00	21-28 / 21-28	Dec-2031	Aaa/AAA/AAA
A-I-3 [3] [4]	81,784,000	Floating	SEQ	3.00 / 3.00	28-60 / 28-60	Dec-2033	Aaa/AAA/AAA
A-I-4 [3] [4]	46,752,000	Floating	SEQ	5.82 / 7.31	60-72 / 60-159	May-2035	Aaa/AAA/AAA
A-II [3] [4] [6]	400,539,000				Not Available		
M-1 [3] [4] [5]	54,193,000	Floating	MEZ	4.66 / 5.10	46-72 / 46-139	May-2035	Aa1/AA+/AA+
M-2 [3] [4] [5]	41,902,000	Floating	MEZ	4.45 / 4.87	43-72 / 43-132	May-2035	Aa2/AA/AA+
M-3 [3] [4] [5]	25,699,000	Floating	MEZ	4.36 / 4.76	42-72 / 42-124	May-2035	Aa3/AA-/AA
M-4 [3] [4] [5]	17,878,000	Floating	MEZ	4.31 / 4.69	41-72 / 41-119	May-2035	A1/A+/AA-
M-5 [3] [4] [5]	16,760,000	Floating	MEZ	4.28 / 4.64	40-72 / 40-114	May-2035	A2/A/A+
M-6 [3] [4] [5]	17,319,000	Floating	MEZ	4.25 / 4.59	39-72 / 39-109	May-2035	A3/A-/A
M-7 [3] [4] [5]	15,643,000	Floating	MEZ	4.24 / 4.54	39-72 / 39-103	May-2035	Baa1/BBB+/A-
M-8 [3] [4] [5]	11,173,000	Floating	MEZ	4.21 / 4.46	38-72 38-97	May-2035	Baa2/BBB/BBB+
M-9 [3] [4] [5]	12,849,000	Floating	MEZ	4.21 / 4.40	38-72 / 38-91	May-2035	Baa3/BBB-/BBB
Total Offered Certificates	**$ 1,077,715,000**						
B-1 [4][5][7]	$ 11,173,000	Floating	SUB	4.19 / 4.27	37-72 / 37-82	May-2035	Ba1/BB+/BB+
B-2 [4][5][7]	16,201,000	Floating	SUB	3.95 / 3.95	37-72 / 37-72	May-2035	NA/BB/BB
Total Non-Offered Certificates	$ 27,374,000						
Total	**$ 1,105,089,000**						

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:

Fixed: 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).

ARMs: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) The pass-through rate on the Class A, Class M and Class B Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap Rate and (iii) 14.00% per annum.

(4) If the 10% optional call is not exercised, the margin on the Class A-I-3, Class A-I-4 and Class A-II Certificates will double and the margin on the Class M and Class B Certificates will increase by a 1.5x multiple, beginning on the second Distribution Date after the first possible optional call date.

(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.

(6) Not offered hereby, but will be offered via the prospectus supplement.

(7) Not offered hereby, but will be offered via a Private Placement Memorandum.

Issuer:	RAMP Series 2005-EFC1 Trust.
Certificates:	The Class A-I-1, Class A-I-2, Class A-I-3 and Class A-I-4 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group I Loans"). The Class A-II Certificates are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group II Loans"). The Class A-I Certificates and the Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-1 through Class M-9 Certificates (collectively, the "Class M Certificates") and the Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates") are backed by the Group I Loans and the Group II Loans. **The Class B Certificates are not offered hereby**.
Joint Lead Underwriters:	Residential Funding Securities Corporation and Greenwich Capital Markets, Inc.
Co-Manager:	Banc of America Securities LLC
Swap Counterparty:	[Royal Bank of Scotland plc]
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	U.S. Bank National Association
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing for all of the mortgage loans will be provided by HomeComings Financial Network, Inc. ("HomeComings"). HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	May 1, 2005 after deducting payments due during the month of May 2005.
Settlement Date:	On or about May 31, 2005.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on June 27, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-1, Class M-2 and Class M-3 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-4 through Class M-9 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	None of the Certificates are expected to be ERISA eligible.
Legal Investments:	The Certificates will not, be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Tax Status:	One or more REMIC elections.

Mortgage Loans:

- The Group I Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations. The statistical pool of Group I Loans described herein has an approximate aggregate principal balance of $[599,561,216] as of the Cut-off Date.
- The Group II Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations. The statistical pool of Group II Loans described herein has an approximate aggregate principal balance of $[517,826,173] as of the Cut-off Date.
- As of the Cut-off Date, approximately [30]% and [17]% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

RASC KS and RAMP RS Program Eligible:

- As of the Cut-off Date approximately 63% of the mortgage loans are eligible under the RASC KS program. RFC has established the AlterNet program primarily for the purchase of mortgage loans that are made to borrowers that may have imperfect credit histories, higher debt to income ratios or mortgage loans that present certain other risks to investors. The mortgage collateral sellers that participate in this program have been selected by RFC on the basis of criteria set forth in RFC's Client Guide, referred to as the Guide. For those mortgage loans that RFC purchased from sellers in this program, each mortgage loan determined by RFC to be acceptable for purchase would have been originated in accordance with or would have been determined to be generally consistent with the provisions of the Guide.

- As of the Cut-off Date approximately 37% of the mortgage loans are eligible under the RAMP RS program. RFC has established the "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, RFC seeks to acquire recently originated mortgage loan products with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RAMP shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within RFC's "AlterNet" program guidelines allow.

The Originator:

EquiFirst Corporation (the "Originator") is a wholly-owned subsidiary of EFC Holdings Corporation ("EFC") and is engaged in the business of originating (or acquiring) and selling nonconforming mortgage loans collateralized by one-to-four family residential properties. The Originator was founded in 1989 and is headquartered in Charlotte, NC. EFC is a wholly owned subsidiary of Regions Financial Corporation, a publicly traded commercial bank holding company.

Prepayment Assumptions:

- Fixed – 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).
- ARMs – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

Optional Call:

If the aggregate principal balance of the mortgage loans falls below 10% of the aggregate original principal balance of the mortgage loans (the "Optional Call Date"), Residential Funding or its designee may terminate the trust. The exercise of the optional call may be subject to limitations as described in the prospectus supplement.

Credit Enhancement: **A. Subordination.**
Credit enhancement for the Class A Certificates will include the subordination of the Class M and Class B Certificates. Credit enhancement for the Class M Certificates will include the subordination of the Class B Certificates.

Initial Subordination (including the OC Deposit):

Class	Expected rating (Moody's/S&P/Fitch)	Initial Credit Support	After Step-Down Support
Class A	Aaa/AAA/AAA	22.65%	45.30%
Class M-1	Aa1/AA+/AA+	17.80%	35.60%
Class M-2	Aa2/AA/AA+	14.05%	28.10%
Class M-3	Aa3/AA-/AA	11.75%	23.50%
Class M-4	A1/A+/AA-	10.15%	20.30%
Class M-5	A2/A/A+	8.65%	17.30%
Class M-6	A3/A-/A	7.10%	14.20%
Class M-7	Baa1/BBB+/A-	5.70%	11.40%
Class M-8	Baa2/BBB/BBB+	4.70%	9.40%
Class M-9	Baa3/BBB-/BBB	3.55%	7.10%
Class B-1	Ba1/BB+/BBB-	2.55%	5.10%
Class B-2	NA/BB/BB	1.10%	2.20%

B. Overcollateralization ("OC")

Initial (% Orig.)	1.10%
OC Target (% Orig.)	1.10%
OC Floor (% Orig.)	0.50%
OC Stepdown Target (% Current)	2.20%
OC Holiday	None

C. Excess Spread
Initially equal to approximately [262] bps per annum.

D. Swap Agreement
Credit enhancement for the Class A, Class M and Class B Certificates will include net payments made by the swap counterparty to the trustee pursuant to the swap agreement.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount generally as follows:

(1) Distribution of accrued and unpaid interest to the Certificates;

(2) Distribution of principal to the Certificates, in the priority described herein;

(3) Distribution of principal to the Certificates from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the Certificates from the excess interest on the mortgage loans, to the extent necessary to maintain the required level of overcollateralization;

(5) Payment to the Certificates in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, (a) payment to the Class A Certificates in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement, and (b) payment to the Class M Certificates and Class B Certificates, in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(7) Payment to the Certificates in respect of current relief act shortfalls;

(8) To pay to the holders of the Class A Certificates, pro rata, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To the Swap Counterparty, any termination payment triggered by a swap termination event; and

(10) Distribution of any remaining funds to the non-offered Certificates.

Any payments under clauses (1), (3), (4), (5), (6), (7) and (8) shall be made to the extent not covered by amounts paid pursuant to the Swap Agreement.

Interest Accrual Period:

From and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

Pass-Through Rates:

Class A Pass-Through Rates:

- On each Distribution Date, the Class A Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible Optional Call Date, and with respect to the Class A-I-3, A-I-4 and Class A-II Certificates, One-Month LIBOR plus 2 times the related margin, (y) the Net WAC Cap Rate and (z) 14.00% per annum.

Class M and Class B Pass-Through Rates:

- On each Distribution Date, the Pass-Through Rate on the Class M Certificates and Class B Certificates will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 1.5 times the Margin, (y) the Net WAC Cap Rate and (z) 14.00% per annum.

Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to (a) the weighted average of the Net Mortgage Rates of the Mortgage Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period minus (b) the amounts paid to the Swap Counterparty divided by the aggregate principal balance of the Mortgage Loans, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Class A, Class M or Class B Certificates is limited to the Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Basis Risk Shortfall Carry-Forward Amount"). The payments from the Swap Agreement will be available to cover any shortfalls on the Class A, Class M and Class B Certificates resulting from the application of the Net WAC Cap Rate.

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately 0.50% per annum.

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation:

For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 1.10% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 2.20% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in June 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to 45.30%.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount.

Trigger Event:
(subject to change)

A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [37.60]% of the Senior Enhancement Percentage or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

	Loss Trigger
Months 37-48	[3.25]% in the first month plus an additional 1/12th of [1.75]% for every month thereafter
Months 49-60	[5.00]% in the first month plus an additional 1/12th of [1.50]% for every month thereafter
Months 61-72	[6.50]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter
Months 73 and thereafter	[7.25]%

Sixty-Plus Delinquency Percentage:

With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Distribution Date.

Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M and Class B Certificates and (ii) the Overcollateralization Amount, in each case prior to the distribution of the aggregate Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date.

Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A, Class M and Class B Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the mortgage loans other than Subsequent Recoveries minus any net swap payments or swap termination payment not due to a swap provider trigger event due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (b) the Overcollateralization Increase Amount less (c) the Overcollateralization Reduction Amount.

Class A Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Principal Allocation Amount:

With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date and (b) the aggregate amount of realized loses on the mortgage loans in the calendar month preceding that Distribution Date, to the extent covered by excess cash flow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cash flow to cover all realized losses on the mortgage loans, in determining the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount, the available excess cash flow will be allocated to the Class A-I Certificates and the Class A-II Certificates, pro rata, based on the principal portion of realized losses on the Group I Loans and Group II Loans, respectively.

Class A-I Principal Distributions:

The Class A-I Principal Distribution Amount will be distributed, sequentially, to the Class A-I-1, Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, in each case until the certificate principal balance thereof has been reduced to zero.

Class A-I Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group I Loans for that Distribution date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date. Provided, that in the event that the remaining aggregate certificate principal balance of the Class A-I and Class A-II Certificates equals the Class A Principal Distribution Amount, the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount will be determined by allocating the Class A Principal Distribution Amount pro-rata in proportion the then outstanding balances of the respective certificates.

Class A-II Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group II Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date. . Provided, that in the event that the remaining aggregate certificate principal balance of the Class A-I and Class A-II Certificates equals the Class A Principal Distribution Amount, the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount will be determined by allocating the Class A Principal Distribution Amount pro-rata in proportion the then outstanding balances of the respective certificates.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A and Class M-1 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A and Class M-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-7 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-8 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-9 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Subordination Percentage:

As to any class of Class A, Class M or Class B Certificates, the respective approximate percentage set forth below:

Class	Expected rating (Moody's/S&P/Fitch)	Subordination %
Class A	Aaa/AAA/AAA	54.70%
Class M-1	Aa1/AA+/AA+	64.40%
Class M-2	Aa2/AA/AA+	71.90%
Class M-3	Aa3/AA-/AA	76.50%
Class M-4	A1/A+/AA-	79.70%
Class M-5	A2/A/A+	82.70%
Class M-6	A3/A-/A	85.80%
Class M-7	Baa1/BBB+/A-	88.60%
Class M-8	Baa2/BBB/BBB+	90.60%
Class M-9	Baa3/BBB-/BBB	92.90%
Class B-1	Ba1/BB+/BBB-	94.90%
Class B-2	NA/BB/BB	97.80%

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with [Royal Bank of Scotland plc] (the "Swap Counterparty") for the benefit of the Class A, Class M and Class B Certificates. The Swap Agreement will have an initial notional amount of approximately $1,105,089,000. Under the Swap Agreement, on each Distribution Date (i) the trust shall be obligated to pay to the Swap Counterparty an amount equal to [4.05]% per annum on a notional amount equal to the lesser of (a) the related swap notional amount set forth in the schedule below and (b) the aggregate principal balance of the Class A, Class M and Class B Certificates at the beginning of the related swap accrual period (such lesser amount, the "Notional Balance") and (ii) the trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR on the Notional Balance in each case as accrued during the related swap accrual period, until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the trust or the Swap Counterparty may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event). Shown in the schedule included herein is the aggregate swap notional amount schedule, which generally has been derived by adding the aggregate mortgage loan collateral, a notional balance corresponding to 1.5x the respective pricing speeds of the fixed and adjustable mortgage loans and subtracting the Required Overcollateralization Amount.

Swap Agreement Notional Balance Schedule

[Subject to Change]

Period	Notional Balance ($)	Period	Notional Balance ($)
1	1,105,089,000.00	31	229,822,052.80
2	1,095,141,596.73	32	216,789,176.85
3	1,081,383,001.90	33	204,501,280.46
4	1,063,794,715.67	34	192,914,789.07
5	1,042,385,603.80	35	181,988,851.66
6	1,017,201,054.49	36	171,686,734.31
7	988,324,616.38	37	161,970,293.81
8	955,879,177.29	38	152,805,375.18
9	920,040,130.50	39	144,159,919.17
10	881,089,467.05	40	136,003,758.62
11	839,644,084.67	41	128,308,505.67
12	799,119,606.21	42	121,047,445.90
13	760,536,243.89	43	114,195,438.65
14	723,800,527.04	44	107,728,823.45
15	688,823,503.28	45	101,625,331.90
16	655,520,519.56	46	95,864,004.98
17	623,811,013.73	47	90,425,115.17
18	593,618,316.29	48	85,290,093.35
19	564,865,560.92	49	80,441,459.92
20	537,434,179.46	50	75,862,760.22
21	511,320,086.75	51	71,538,503.66
22	466,167,930.54	52	67,454,106.56
23	418,775,686.15	53	63,595,838.39
24	376,469,665.57	54	59,950,771.22
25	338,647,150.26	55	56,506,732.18
26	304,795,810.90	56	53,252,258.78
27	283,668,683.98	57	50,176,556.85
28	267,163,405.36	58	47,269,461.06
29	251,606,301.52	59	44,520,862.72
30	236,941,826.54	60	41,921,257.05

Swap Account:

Funds payable under the Swap Agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Counterparty will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any net amounts owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and

2) to the Swap Counterparty, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to pay the holders of the Class A Certificates, *pro rata*, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses incurred for the preceding calendar month;

2) distribution of additional principal to the Certificates, to restore the required level of overcollateralization to the extent it has been reduced due to realized losses;

3) to the holders of the Class A Certificates, to pay accrued and unpaid interest resulting from prepayment interest shortfalls, on a pro rata basis, to the extent unpaid from interest collections;

4) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest resulting from prepayment interest shortfalls to the extent unpaid from interest collections;

5) to pay, first to the holder of the Class A Certificates, on a pro rata basis, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, to the Class M Certificates and Class B Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date;

6) to the holders of the Class A Certificates, to pay accrued and unpaid interest resulting from current relief act shortfalls, on a pro rata basis, to the extent unpaid from interest collections;

7) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest resulting from current relief act shortfalls to the extent unpaid from interest collections;

8) to pay the holders of the Class A Certificates, *pro rata*, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

9) to the party named in the pooling and servicing agreement, any remaining amounts.

Net WAC Cap Schedule

[Subject to Change]

Period	Net WAC Rate % (1)	Effective Rate % (1,2)	Period	Net WAC Rate % (1)	Effective Rate % (1,2)
1	7.69	26.83	37	10.15	17.15
2	6.41	22.31	38	10.48	17.46
3	6.20	21.53	39	10.13	16.73
4	6.20	21.44	40	10.12	16.56
5	6.41	22.05	41	11.07	17.56
6	6.20	21.20	42	10.90	17.03
7	6.41	21.75	43	11.26	17.44
8	6.20	20.87	44	10.88	16.72
9	6.20	20.65	45	10.87	16.57
10	6.87	22.60	46	12.03	18.18
11	6.20	20.15	47	10.89	16.31
12	6.41	20.54	48	11.25	16.72
13	6.20	19.61	49	10.88	16.05
14	6.41	20.00	50	11.23	16.44
15	6.20	19.10	51	10.86	15.78
16	6.20	18.84	52	10.85	15.65
17	6.41	19.22	53	11.24	16.08
18	6.20	18.36	54	10.87	15.45
19	6.41	18.72	55	11.23	15.84
20	6.20	17.89	56	10.85	15.20
21	6.21	17.66	57	10.84	15.08
22	6.87	19.01	58	11.99	16.57
23	7.95	18.35	59	10.82	14.85
24	8.83	19.04	60	11.16	15.23
25	8.54	17.92	61	10.79	10.79
26	8.81	18.02	62	11.14	11.14
27	8.53	17.16	63	10.77	10.77
28	8.52	16.94	64	10.76	10.76
29	9.39	17.88	65	11.10	11.10
30	9.28	17.29	66	10.73	10.73
31	9.58	17.90	67	11.08	11.08
32	9.27	17.13	68	10.71	10.71
33	9.26	16.95	69	10.69	10.69
34	9.90	17.92	70	11.82	11.82
35	9.93	17.27	71	10.67	10.67
36	10.49	17.90	72	11.01	11.01

Notes:

(1) Assumes all index values remain constant at 20.00%.

(2) The effective available funds cap rate (the "Effective Rate") is a per annum rate equal to the product of (i) 30 divided by the actual number of days in the Interest Accrual Period for the Certificates and (ii) the weighted average Net Mortgage Rate of the mortgage loans plus (B) the net swap payment, if any, divided by the aggregate certificate principal balance of the Class A, Class M and Class B Certificates multiplied by 360 divided by actual number of days.

Class A-I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-1						
Avg. Life (yrs)	13.40	1.61	1.22	**1.00**	0.85	0.75
Principal Window	1 - 247	1 - 36	1 - 25	**1 - 21**	1 - 18	1 - 15
Principal Window Months	247	36	25	**21**	18	15
Class A-2						
Avg. Life (yrs)	22.49	3.85	2.56	**2.00**	1.73	1.51
Principal Window	247 - 298	36 - 63	25 - 42	**21 - 28**	18 - 24	15 - 21
Principal Window Months	52	28	18	**8**	7	7
Class A-3						
Avg. Life (yrs)	26.64	7.36	4.90	**3.00**	2.17	1.90
Principal Window	298 - 340	63 - 124	42 - 83	**28 - 60**	24 - 30	21 - 25
Principal Window Months	43	62	42	**33**	7	5
Class A-4						
Avg. Life (yrs)	28.68	11.85	7.93	**5.82**	2.76	2.20
Principal Window	340 - 345	124 - 146	83 - 98	**60 - 72**	30 - 55	25 - 29
Principal Window Months	6	23	16	**13**	26	5

Class A-I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-1						
Avg. Life (yrs)	13.40	1.61	1.22	**1.00**	0.85	0.75
Principal Window	1 - 247	1 - 36	1 - 25	**1 - 21**	1 - 18	1 - 15
Principal Window Months	247	36	25	**21**	18	15
Class A-2						
Avg. Life (yrs)	22.49	3.85	2.56	**2.00**	1.73	1.51
Principal Window	247 - 298	36 - 63	25 - 42	**21 - 28**	18 - 24	15 - 21
Principal Window Months	52	28	18	**8**	7	7
Class A-3						
Avg. Life (yrs)	26.64	7.36	4.90	**3.00**	2.17	1.90
Principal Window	298 - 340	63 - 124	42 - 83	**28 - 60**	24 - 30	21 - 25
Principal Window Months	43	62	42	**33**	7	5
Class A-4						
Avg. Life (yrs)	29.11	14.73	10.00	**7.31**	2.80	2.20
Principal Window	340 - 358	124 - 294	83 - 214	**60 - 159**	30 - 117	25 - 29
Principal Window Months	19	171	132	**100**	88	5

Class M Sensitivity Analysis
To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.56	8.08	5.45	**4.66**	4.57	3.56
Principal Window	274 - 345	48 - 146	39 - 98	**46 - 72**	55 - 55	29 - 44
Principal Window Months	72	99	60	**27**	1	16
Class M-2						
Avg. Life (yrs)	26.56	8.08	5.44	**4.45**	4.48	3.62
Principal Window	274 - 345	48 - 146	38 - 98	**43 - 72**	50 - 55	41 - 44
Principal Window Months	72	99	61	**30**	6	4
Class M-3						
Avg. Life (yrs)	26.56	8.08	5.44	**4.36**	4.15	3.36
Principal Window	274 - 345	48 - 146	38 - 98	**42 - 72**	47 - 55	38 - 44
Principal Window Months	72	99	61	**31**	9	7
Class M-4						
Avg. Life (yrs)	26.56	8.08	5.44	**4.31**	3.98	3.21
Principal Window	274 - 345	48 - 146	38 - 98	**41 - 72**	44 - 55	36 - 44
Principal Window Months	72	99	61	**32**	12	9
Class M-5						
Avg. Life (yrs)	26.56	8.08	5.43	**4.28**	3.87	3.12
Principal Window	274 - 345	48 - 146	37 - 98	**40 - 72**	43 - 55	35 - 44
Principal Window Months	72	99	62	**33**	13	10
Class M-6						
Avg. Life (yrs)	26.56	8.08	5.43	**4.25**	3.79	3.05
Principal Window	274 - 345	48 - 146	37 - 98	**39 - 72**	41 - 55	34 - 44
Principal Window Months	72	99	62	**34**	15	11
Class M-7						
Avg. Life (yrs)	26.56	8.08	5.43	**4.24**	3.71	2.99
Principal Window	274 - 345	48 - 146	37 - 98	**39 - 72**	40 - 55	33 - 44
Principal Window Months	72	99	62	**34**	16	12
Class M-8						
Avg. Life (yrs)	26.56	8.08	5.43	**4.21**	3.67	2.94
Principal Window	274 - 345	48 - 146	37 - 98	**38 - 72**	39 - 55	32 - 44
Principal Window Months	72	99	62	**35**	17	13
Class M-9						
Avg. Life (yrs)	26.56	8.08	5.43	**4.21**	3.63	2.91
Principal Window	274 - 345	48 - 146	37 - 98	**38 - 72**	39 - 55	31 - 44
Principal Window Months	72	99	62	**35**	17	14

Class M Sensitivity Analysis
To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.67	8.91	6.05	**5.10**	6.56	5.35
Principal Window	274 - 357	48 - 265	39 - 188	**46 - 139**	60 - 115	29 - 102
Principal Window Months	84	218	150	**94**	56	74
Class M-2						
Avg. Life (yrs)	26.67	8.89	6.02	**4.87**	4.89	3.99
Principal Window	274 - 357	48 - 254	38 - 178	**43 - 132**	50 - 102	41 - 81
Principal Window Months	84	207	141	**90**	53	41
Class M-3						
Avg. Life (yrs)	26.67	8.86	5.98	**4.76**	4.47	3.61
Principal Window	274 - 356	48 - 242	38 - 168	**42 - 124**	47 - 96	38 - 76
Principal Window Months	83	195	131	**83**	50	39
Class M-4						
Avg. Life (yrs)	26.67	8.83	5.96	**4.69**	4.28	3.45
Principal Window	274 - 356	48 - 233	38 - 161	**41 - 119**	44 - 92	36 - 73
Principal Window Months	83	186	124	**79**	49	38
Class M-5						
Avg. Life (yrs)	26.67	8.79	5.93	**4.64**	4.16	3.34
Principal Window	274 - 355	48 - 226	37 - 155	**40 - 114**	43 - 88	35 - 70
Principal Window Months	82	179	119	**75**	46	36
Class M-6						
Avg. Life (yrs)	26.66	8.75	5.89	**4.59**	4.06	3.26
Principal Window	274 - 355	48 - 217	37 - 149	**39 - 109**	41 - 84	34 - 67
Principal Window Months	82	170	113	**71**	44	34
Class M-7						
Avg. Life (yrs)	26.66	8.68	5.84	**4.54**	3.95	3.17
Principal Window	274 - 354	48 - 206	37 - 141	**39 - 103**	40 - 80	33 - 63
Principal Window Months	81	159	105	**65**	41	31
Class M-8						
Avg. Life (yrs)	26.65	8.59	5.78	**4.46**	3.88	3.09
Principal Window	274 - 353	48 - 194	37 - 132	**38 - 97**	39 - 74	32 - 59
Principal Window Months	80	147	96	**60**	36	28
Class M-9						
Avg. Life (yrs)	26.63	8.47	5.69	**4.40**	3.78	3.03
Principal Window	274 - 351	48 - 183	37 - 124	**38 - 91**	39 - 70	31 - 55
Principal Window Months	78	136	88	**54**	32	25

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED MAY 19, 2005
PART II OF II

$677,176,000 (Approximate)

EQUIFIRST

GMAC RFC

MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EFC1

RAMP SERIES 2005-EFC1 TRUST
Issuer

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

MAY 19, 2005

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

This Information was prepared by Residential Funding Securities Corporation in its capacity as underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

Aggregate Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$1,117,387,388.96	$33,161.33	$680,000.00
Number of Mortgage Loans	6,781		
Average Current Principal Balance	$164,782.10		
Weighted Average Original Loan-to-Value	88.10%	10.00%	100.00%
Weighted Average Mortgage Rate	6.91%	4.79%	12.10%
Weighted Average Net Mortgage Rate	6.41%	4.35%	11.80%
Weighted Average Note Margin	5.56%	3.17%	9.65%
Weighted Average Maximum Mortgage Rate	12.87%	10.79%	16.75%
Weighted Average Minimum Mortgage Rate	6.87%	4.79%	10.75%
Weighted Average Term to Next Rate Adjustment Date (months)	23	13	35
Weighted Average Remaining Term to Stated Maturity (months)	357	175	360
Weighted Average Credit Score	636	502	817

Weighted Average reflected in Total

	Range	Percent of Cut-off Date Principal Balance
Product Type	Hybrid Arm	88.48%
	Fixed	11.52%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	86.14%
	Townhouse	2.24%
	Condo-Low-Rise(Less than 5 stories)	4.82%
	Planned Unit Developments (detached)	3.40%
	Planned Unit Developments (attached)	1.06%
	Two to four-family units	2.25%
Occupancy Status	Primary Residence	97.21%
	Second/Vacation	0.95%
	Non Owner Occupied	1.84%
Documentation Type	Full Documentation	83.38%
	Reduced Documentation	16.62%
Loans with Prepayment penalties		76.58%
Loans serviced by Homecomings Financial Network		100.00%

Product Type of the Aggregate Loans

Product Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
15 Year Fixed	40	$ 3,797,267	0.34%	$ 94,932	637	77.21%
2/28 Hybrid Arm	5,531	924,991,310	82.78	167,238	632	87.91
30 Year Fixed	886	124,964,874	11.18	141,044	657	89.83
3/27 Hybrid Arm	324	63,633,938	5.69	196,401	654	88.01
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Credit Score Distribution of the Aggregate Loans

Credit Score Range	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
500 - 519	6	$ 761,157	0.07%	$ 126,859	79.80%
520 - 539	251	34,166,944	3.06	136,123	79.70
540 - 559	356	50,258,663	4.50	141,176	81.60
560 - 579	501	72,721,126	6.51	145,152	82.98
580 - 599	802	119,877,440	10.73	149,473	85.07
600 - 619	993	153,587,164	13.75	154,670	87.38
620 - 639	1,048	180,967,017	16.20	172,678	89.54
640 - 659	963	166,974,304	14.94	173,390	89.99
660 - 679	685	122,102,645	10.93	178,252	89.85
680 - 699	431	78,807,008	7.05	182,847	90.05
700 - 719	273	50,665,314	4.53	185,587	91.67
720 - 739	224	40,618,402	3.64	181,332	92.47
740 - 759	120	23,336,028	2.09	194,467	91.34
760 or Greater	128	22,544,177	2.02	176,126	91.91
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**88.10%**

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 636.

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Loan Balance ($)	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,706	$ 133,154,431	11.92%	$ 78,051	621	87.68%
100,001 to 200,000	3,337	485,051,562	43.41	145,356	633	88.57
200,001 to 300,000	1,170	282,264,498	25.26	241,252	641	87.87
300,001 to 400,000	383	131,494,786	11.77	343,328	641	88.02
400,001 to 500,000	159	71,139,122	6.37	447,416	654	87.95
500,001 to 600,000	22	11,726,912	1.05	533,041	659	82.90
600,001 to 700,000	4	2,556,077	0.23	639,019	658	75.23
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the average unpaid principal balance of the mortgage loans will be approximately $164,782.

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	4	$ 1,216,584	0.11%	$ 304,146	682	81.16%
4.500 - 4.999	98	23,534,054	2.11	240,143	665	79.55
5.000 - 5.499	563	126,727,381	11.34	225,093	657	82.13
5.500 - 5.999	1,083	211,976,207	18.97	195,731	650	85.87
6.000 - 6.499	1,699	299,179,783	26.77	176,092	641	88.38
6.500 - 6.999	1,256	196,334,432	17.57	156,317	635	89.72
7.000 - 7.499	1,082	147,333,554	13.19	136,168	616	92.24
7.500 - 7.999	473	57,185,750	5.12	120,900	603	91.34
8.000 - 8.499	311	33,366,162	2.99	107,287	583	92.47
8.500 - 8.999	120	11,838,091	1.06	98,651	582	93.09
9.000 - 9.499	72	6,986,659	0.63	97,037	571	92.01
9.500 - 9.999	13	1,324,897	0.12	101,915	569	89.88
10.000 - 10.499	4	247,327	0.02	61,832	585	97.45
10.500 - 10.999	1	52,981	0.01	52,981	584	100.00
11.000 - 11.499	1	50,366	0.01	50,366	616	90.00
11.500 - 11.999	1	33,161	0.01	33,161	582	20.00
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 6.4104% per annum..

Mortgage Rates of the Loans of the Aggregate Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	5	$ 1,611,705	0.14%	$ 322,341	696	80.87%
5.000 - 5.499	111	27,336,694	2.45	246,277	668	78.89
5.500 - 5.999	635	142,132,646	12.72	223,831	658	82.28
6.000 - 6.499	963	185,135,157	16.57	192,248	648	85.88
6.500 - 6.999	1,860	327,851,260	29.34	176,264	643	88.12
7.000 - 7.499	1,044	162,099,508	14.51	155,268	632	90.14
7.500 - 7.999	1,167	160,332,334	14.35	137,388	617	92.44
8.000 - 8.499	435	52,196,449	4.67	119,992	602	91.75
8.500 - 8.999	347	37,867,995	3.39	109,130	586	92.72
9.000 - 9.499	114	11,305,111	1.01	99,168	575	93.30
9.500 - 9.999	78	7,549,587	0.68	96,790	575	92.32
10.000 - 10.499	15	1,585,108	0.14	105,674	569	91.49
10.500 - 10.999	4	247,327	0.02	61,832	585	97.45
11.000 - 11.499	2	103,347	0.01	51,674	600	95.13
12.000 - 12.499	1	33,161	0.01	33,161	582	20.00
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 6.9077% per annum..

Original Loan-to-Value of the Aggregate Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	64	$ 8,024,398	0.72%	$ 125,381	588
50.01 - 55.00	35	4,443,582	0.40	126,959	593
55.01 - 60.00	58	8,503,801	0.76	146,617	608
60.01 - 65.00	68	9,821,943	0.88	144,440	594
65.01 - 70.00	173	27,366,618	2.45	158,189	596
70.01 - 75.00	218	36,156,736	3.24	165,857	605
75.01 - 80.00	1,702	290,988,550	26.04	170,969	639
80.01 - 85.00	560	93,408,188	8.36	166,800	608
85.01 - 90.00	1,207	207,703,488	18.59	172,082	618
90.01 - 95.00	733	124,827,135	11.17	170,296	642
95.01 - 100.00	1,963	306,142,950	27.40	155,957	663
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**

The weighted average loan-to-value ratio at origination of the mortgage loans was approximately 88.10%.

RAMP SERIES 2005-EFC1 TRUST (Part II of II)
Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Geographical Distributions of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Arizona	306	$ 51,826,834	4.64%	$ 169,369	644	86.71%
California	439	124,279,252	11.12	283,096	642	82.20
Florida	471	77,892,341	6.97	165,377	636	87.14
Illinois	321	52,596,037	4.71	163,851	621	88.18
Maryland	349	79,875,516	7.15	228,870	631	87.55
Michigan	315	42,183,504	3.78	133,916	629	89.34
North Carolina	284	38,401,423	3.44	135,216	631	89.80
Ohio	288	38,524,618	3.45	133,766	636	92.24
Pennsylvania	371	53,423,375	4.78	143,998	640	89.48
Virginia	426	79,845,305	7.15	187,430	631	87.05
Other	3,211	478,539,185	42.83	149,031	637	89.45
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,690	$ 417,652,605	37.38%	$ 155,261	651	89.71%
Rate/Term Refinance	1,192	201,981,863	18.08	169,448	628	87.35
Equity Refinance	2,899	497,752,921	44.55	171,698	626	87.05
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	5,802	$ 931,680,522	83.38%	$ 160,579	632	89.23%
Reduced Documentation	979	185,706,867	16.62	189,690	655	82.42
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	6,554	$ 1,086,214,075	97.21%	$ 165,733	635	88.20%
Second/Vacation	52	10,635,687	0.95	204,532	674	86.52
Non-Owner Occupied	175	20,537,627	1.84	117,358	664	83.28
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	5,913	$ 962,503,233	86.14%	$ 162,777	635	88.19%
Leasehold	1	204,723	0.02	204,723	614	100.00
Townhouse	154	25,016,889	2.24	162,447	634	88.56
Condo-Low-Rise(Less than 5 stories)	320	53,887,784	4.82	168,399	654	88.52
Condo Mid-Rise (5 to 8 stories)	1	164,769	0.01	164,769	619	100.00
Condo High-Rise (9 stories or more)	3	457,441	0.04	152,480	621	80.00
Manufactured Home	1	219,113	0.02	219,113	561	85.00
Planned Unit Developments (detached)	190	37,974,951	3.40	199,868	637	86.38
Planned Unit Developments (attached)	63	11,847,702	1.06	188,059	636	88.97
Two to four-family units	135	25,110,784	2.25	186,006	640	85.29
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	250	$ 49,663,659	4.44%	$ 198,655	642	87.45%
24 Months	3,871	635,841,310	56.90	164,258	632	87.86
36 Months	1,061	167,750,818	15.01	158,106	657	89.17
60 Months	1	134,659	0.01	134,659	638	90.00
None	1,587	261,655,202	23.42	164,874	630	88.13
Other	11	2,341,739	0.21	212,885	652	86.45
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

"Other" means not 12 months, 24 months, 36 months, 60 months, and not more than 60 months.

Interest Only Terms of the Aggregate Loans

Interest Only Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24 Months	6	$ 1,337,610	0.12%	$ 222,935	619	90.25%
36 Months	3	688,328	0.06	229,443	654	83.73
60 Months	1,138	262,986,309	23.54	231,095	660	89.36
72 Months	1	100,000	0.01	100,000	648	100.00
84 Months	1	312,000	0.03	312,000	647	80.00
None	5,632	851,963,142	76.25	151,272	629	87.71
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

Note Margins of the Aggregate Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
3.000 - 3.499	7	1,767,915	0.16	252,559	626	76.77
3.500 - 3.999	63	14,596,111	1.31	231,684	683	76.74
4.000 - 4.499	348	79,842,407	7.15	229,432	664	82.40
4.500 - 4.999	868	180,436,666	16.15	207,876	651	83.97
5.000 - 5.499	1,322	239,447,462	21.43	181,125	642	87.43
5.500 - 5.999	1,210	204,959,225	18.34	169,388	632	89.61
6.000 - 6.499	853	123,781,070	11.08	145,113	619	91.96
6.500 - 6.999	586	77,588,349	6.94	132,403	597	91.87
7.000 - 7.499	328	37,529,206	3.36	114,418	583	92.03
7.500 - 7.999	153	17,054,765	1.53	111,469	570	92.75
8.000 - 8.499	77	7,647,783	0.68	99,322	570	92.44
8.500 - 8.999	35	3,328,302	0.30	95,094	579	93.93
9.000 - 9.499	4	583,035	0.05	145,759	585	100.00
9.500 - 9.999	1	62,952	0.01	62,952	570	90.00
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average note margin of the hybrid adjustable rate mortgage loans was approximately 5.5575% per annum..

Maximum Mortgage Rates of the Aggregate Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
10.000 - 10.999	5	1,611,705	0.14	322,341	696	80.87
11.000 - 11.999	720	164,201,363	14.70	228,057	658	81.69
12.000 - 12.999	2,464	454,586,117	40.68	184,491	641	87.18
13.000 - 13.999	1,847	274,840,248	24.60	148,804	621	91.35
14.000 - 14.999	643	75,699,605	6.77	117,729	589	92.41
15.000 - 15.999	159	15,949,682	1.43	100,312	571	93.09
16.000 - 16.999	17	1,736,529	0.16	102,149	571	92.33
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average maximum mortgage rate of the hybrid adjustable rate loans was approximately 12.8682% per annum..

Minimum Mortgage Rates of the Aggregate Loans

Minimum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
4.000 - 4.999	5	1,611,705	0.14	322,341	696	80.87
5.000 - 5.999	723	164,638,850	14.73	227,716	658	81.72
6.000 - 6.999	2,465	454,683,988	40.69	184,456	641	87.19
7.000 - 7.999	1,843	274,304,890	24.55	148,836	621	91.33
8.000 - 8.999	643	75,699,605	6.77	117,729	589	92.41
9.000 - 9.999	159	15,949,682	1.43	100,312	571	93.09
10.000 - 10.999	17	1,736,529	0.16	102,149	571	92.33
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average minimum mortgage rate of the hybrid adjustable rate mortgage loans was approximately 6.8671% per annum.

Next Interest Rate Adjustment Date of the Aggregate Loans

Next Interest Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	926	$ 128,762,141	11.52%	$ 139,052	657	89.46%
June 2006	1	64,377	0.01	64,377	641	85.00
September 2006	1	93,528	0.01	93,528	608	95.00
November 2006	4	409,108	0.04	102,277	603	91.70
December 2006	7	1,420,952	0.13	202,993	622	82.18
January 2007	14	2,011,378	0.18	143,670	625	86.80
February 2007	303	44,636,251	3.99	147,314	633	89.70
March 2007	2,321	380,897,111	34.09	164,109	629	88.24
April 2007	2,871	493,286,005	44.15	171,817	634	87.55
May 2007	9	2,172,600	0.19	241,400	633	80.65
October 2007	1	194,008	0.02	194,008	620	98.00
November 2007	1	95,490	0.01	95,490	744	100.00
December 2007	3	543,187	0.05	181,062	624	86.89
February 2008	14	1,879,298	0.17	134,236	656	88.21
March 2008	166	31,476,886	2.82	189,620	658	88.58
April 2008	139	29,445,070	2.64	211,835	651	87.31
Total:	**6,781**	**$ 1,117,387,389**	**100.00%**	**$ 164,782**	**636**	**88.10%**

As of the cut-off date, the weighted average months to the next interest rate adjustment date of the hybrid adjustable rate mortgage loans will be approximately 23.

Group I Collateral Summary

Summary	Total	Minimum	Maximum
Group I Current Principal Balance	$599,561,216.11	$38,196.91	$680,000.00
Number of Mortgage Loans	3,173		
Average Current Principal Balance	$188,957.21		
Weighted Average Original Loan-to-Value	88.39%	23.00%	100.00%
Weighted Average Mortgage Rate	6.81%	4.90%	11.30%
Weighted Average Net Mortgage Rate	6.31%	4.35%	11.00%
Weighted Average Note Margin	5.47%	3.17%	9.22%
Weighted Average Maximum Mortgage Rate	12.77%	10.90%	16.55%
Weighted Average Minimum Mortgage Rate	6.77%	4.90%	10.55%
Weighted Average Term to Next Rate Adjustment Date (months)	23	18	35
Weighted Average Remaining Term to Stated Maturity (months)	358	178	360
Weighted Average Credit Score	642	514	817

Weighted Average reflected in Total

	Range	Percent of Cut-off Date Principal Balance
Product Type	Hybrid ARM	90.70%
	Fixed	9.30%
Lien	First	100.00%
	Second	0.00%
Property Type	Single Family (detached)	85.75%
	Townhouse/rowhouse	2.18%
	Condo under 5 stories	4.99%
	Detached PUD	3.74%
	Attached PUD	1.20%
	Two-to-four family units	2.04%
Occupancy Status	Primary Residence	97.83%
	Second/Vacation	1.02%
	Non Owner Occupied	1.15%
Documentation Type	Full Documentation	81.85%
	Reduced Documentation	18.15%
Loans with Prepayment penalties		77.52%
Loans serviced by Homecomings Financial Network		100.00%

Product Type of the Group I Loans

Product Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
15 Year Fixed	11	$ 1,145,172	0.19%	$ 104,107	631	76.30%
2/28 Hybrid Arm	2,647	507,144,339	84.59	191,592	639	88.20
30 Year Fixed	350	54,591,298	9.11	155,975	663	90.85
3/27 Hybrid Arm	165	36,680,406	6.12	222,305	659	87.61
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Credit Score Distribution of the Group I Loans

Credit Score Range	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
500 – 519	4	$ 511,779	0.09%	$ 127,945	82.81%
520 – 539	96	13,403,217	2.24	139,617	79.74
540 – 559	143	22,085,342	3.68	154,443	81.29
560 – 579	174	28,223,924	4.71	162,206	82.45
580 – 599	333	56,640,138	9.45	170,091	85.87
600 – 619	468	79,366,331	13.24	169,586	87.34
620 – 639	487	98,471,497	16.42	202,200	89.86
640 – 659	480	92,903,392	15.50	193,549	89.77
660 – 679	359	73,451,898	12.25	204,601	89.66
680 – 699	235	49,496,911	8.26	210,625	89.88
700 – 719	146	31,574,253	5.27	216,262	90.02
720 – 739	112	23,264,351	3.88	207,717	91.47
740 – 759	64	15,338,130	2.56	239,658	91.57
760 or Greater	72	14,830,052	2.47	205,973	92.14
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**88.39%**

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 642.

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Balance ($)	Number Of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	624	$ 48,557,129	8.10%	$ 77,816	620	87.09%
100,001 to 200,000	1,466	221,840,047	37.00	151,323	637	89.19
200,001 to 300,000	658	159,591,952	26.62	242,541	648	88.52
300,001 to 400,000	243	85,427,783	14.25	351,555	645	88.24
400,001 to 500,000	156	69,861,314	11.65	447,829	654	88.01
500,001 to 600,000	22	11,726,912	1.96	533,041	659	82.90
600,001 to 700,000	4	2,556,077	0.43	639,019	658	75.23
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the average unpaid principal balance of the mortgage loans will be approximately $188,957.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	2	$ 978,825	0.16%	$ 489,412	690	80.00%
4.500 - 4.999	63	16,216,827	2.70	257,410	673	79.56
5.000 - 5.499	313	80,659,155	13.45	257,697	660	82.05
5.500 - 5.999	572	124,007,629	20.68	216,797	657	86.73
6.000 - 6.499	789	158,179,466	26.38	200,481	646	89.44
6.500 - 6.999	599	105,242,675	17.55	175,697	637	90.21
7.000 - 7.499	416	63,761,665	10.63	153,273	620	93.00
7.500 - 7.999	212	27,469,422	4.58	129,573	606	91.74
8.000 - 8.499	127	14,745,849	2.46	116,109	581	92.50
8.500 - 8.999	48	5,256,948	0.88	109,520	582	95.67
9.000 - 9.499	23	2,216,633	0.37	96,375	575	95.96
9.500 - 9.999	6	645,336	0.11	107,556	574	96.41
10.000 - 10.499	1	77,439	0.01	77,439	586	100.00
10.500 - 10.999	1	52,981	0.01	52,981	584	100.00
11.000 - 11.499	1	50,366	0.01	50,366	616	90.00
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 6.3111% per annum.

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Mortgage Rates of the Loans of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	4	$ 1,517,772	0.25%	$ 379,443	696	80.00%
5.000 - 5.499	68	18,291,303	3.05	268,990	675	79.76
5.500 - 5.999	364	92,720,139	15.46	254,726	660	82.26
6.000 - 6.499	488	103,316,865	17.23	211,715	655	86.50
6.500 - 6.999	873	175,144,529	29.21	200,624	648	89.20
7.000 - 7.499	496	87,057,568	14.52	175,519	635	90.72
7.500 - 7.999	463	71,023,715	11.85	153,399	620	93.22
8.000 - 8.499	192	25,132,029	4.19	130,896	605	92.29
8.500 - 8.999	144	17,001,561	2.84	118,066	586	93.20
9.000 - 9.499	45	4,973,240	0.83	110,516	579	95.70
9.500 - 9.999	27	2,414,836	0.40	89,438	577	96.08
10.000 - 10.499	6	786,873	0.13	131,146	573	97.70
10.500 - 10.999	1	77,439	0.01	77,439	586	100.00
11.000 - 11.499	2	103,347	0.02	51,674	600	95.13
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 6.8074% per annum.

Original Loan-to-Value of the Group I Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	25	$ 3,391,773	0.57%	$ 135,671	583
50.01 - 55.00	10	1,479,473	0.25	147,947	577
55.01 - 60.00	19	3,021,394	0.50	159,021	592
60.01 - 65.00	23	3,841,976	0.64	167,042	608
65.01 - 70.00	66	12,102,126	2.02	183,366	594
70.01 - 75.00	78	14,049,105	2.34	180,117	611
75.01 - 80.00	935	182,676,581	30.47	195,376	647
80.01 - 85.00	219	41,593,895	6.94	189,926	613
85.01 - 90.00	503	100,398,963	16.75	199,600	622
90.01 - 95.00	312	60,936,125	10.16	195,308	644
95.01 – 100.00	983	176,069,806	29.37	179,115	665
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**

The weighted average loan-to-value ratio at origination of the mortgage loans was approximately 88.39%.

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Geographical Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	279	$ 87,234,695	14.55%	$ 312,669	649	83.17%
Maryland	173	44,795,077	7.47	258,931	637	89.20
Florida	224	42,955,349	7.16	191,765	648	88.77
Virginia	186	39,137,680	6.53	210,418	638	87.60
Arizona	152	28,009,013	4.67	184,270	645	86.17
Pennsylvania	169	27,105,656	4.52	160,388	648	89.85
Illinois	143	26,272,053	4.38	183,721	628	87.70
Nevada	90	21,940,091	3.66	243,779	654	85.50
Ohio	139	19,785,366	3.30	142,341	637	91.81
Michigan	132	19,179,628	3.20	145,300	634	89.87
Other	1,486	243,146,608	40.55	163,625	641	90.20
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,647	$ 310,510,137	51.79%	$ 188,531	655	89.38%
Rate/Term Refinance	458	83,545,100	13.93	182,413	632	87.57
Equity Refinance	1,068	205,505,979	34.28	192,421	628	87.22
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Mortgage Loan Documentation Types of the Group I Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,663	$ 490,720,335	81.85%	$ 184,274	638	89.68%
Reduced Documentation	510	108,840,881	18.15	213,413	661	82.57
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,095	$ 586,572,366	97.83%	$ 189,523	642	88.47%
Second/Vacation	25	6,112,138	1.02	244,486	674	85.37
Non-Owner Occupied	53	6,876,712	1.15	129,749	669	83.94
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	2,745	$ 514,095,255	85.75%	$ 187,284	641	88.37%
Townhouse	72	13,078,900	2.18	181,651	640	89.96
Condo-Low-Rise(Less than 5 stories)	155	29,935,668	4.99	193,133	662	88.67
Condo Mid-Rise (5 to 8 stories)	1	164,769	0.03	164,769	619	100.00
Condo High-Rise (9 stories or more)	1	245,369	0.04	245,369	661	80.00
Manufactured Home	1	219,113	0.04	219,113	561	85.00
Planned Unit Developments (detached)	98	22,427,816	3.74	228,855	644	88.07
Planned Unit Developments (attached)	36	7,185,359	1.20	199,593	642	90.13
Two to four-family units	64	12,208,966	2.04	190,765	645	86.38
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	127	$ 28,106,794	4.69%	$ 221,313	648	88.57%
24 Months	1,878	351,112,230	58.56	186,961	639	88.00
36 Months	467	84,329,520	14.07	180,577	661	89.43
60 Months	1	134,659	0.02	134,659	638	90.00
None	696	134,804,929	22.48	193,685	637	88.73
Other	4	1,073,084	0.18	268,271	687	85.20
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

"Other" means not 12 months, 24 months, 36 months, 60 months, and not more than 60 months.

Interest Only Terms of the Group I Loans

Interest Only Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24 Months	6	$ 1,337,610	0.22%	$ 222,935	619	90.25%
36 Months	3	688,328	0.11	229,443	654	83.73
60 Months	694	177,120,381	29.54	255,217	661	89.42
None	2,470	420,414,897	70.12	170,208	634	87.95
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

Note Margins of the Group I Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
3.000 - 3.499	3	982,077	0.16	327,359	630	82.45
3.500 - 3.999	38	9,865,472	1.65	259,618	691	78.20
4.000 - 4.499	181	47,087,753	7.85	260,153	670	82.29
4.500 - 4.999	480	113,020,156	18.85	235,459	657	84.35
5.000 - 5.499	651	133,387,787	22.25	204,897	646	88.34
5.500 - 5.999	596	114,244,850	19.05	191,686	638	90.27
6.000 - 6.499	366	59,352,515	9.90	162,165	623	92.49
6.500 - 6.999	250	36,305,553	6.06	145,222	601	92.17
7.000 - 7.499	135	16,968,446	2.83	125,692	585	91.72
7.500 - 7.999	71	8,350,672	1.39	117,615	576	94.14
8.000 - 8.499	26	2,511,700	0.42	96,604	576	94.44
8.500 - 8.999	13	1,330,609	0.22	102,355	582	98.19
9.000 - 9.499	2	417,155	0.07	208,578	583	100.00
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average note margin of the adjustable rate mortgage loans was approximately 5.4736% per annum..

RAMP SERIES 2005-EFC1 TRUST (Part II of II)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EFC1

Maximum Mortgage Rates of the Group I Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
10.000 - 10.999	4	1,517,772	0.25	379,443	696	80.00
11.000 - 11.999	418	107,679,011	17.96	257,605	662	81.81
12.000 - 12.999	1,212	251,851,851	42.01	207,799	648	88.00
13.000 - 13.999	825	139,039,491	23.19	168,533	626	91.83
14.000 - 14.999	283	36,211,949	6.04	127,957	592	92.81
15.000 - 15.999	63	6,660,358	1.11	105,720	577	95.75
16.000 - 16.999	7	864,312	0.14	123,473	575	97.90
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average maximum mortgage rate of the adjustable rate loans was approximately 12.7742% per annum..

Minimum Mortgage Rates of the Group I Loans

Minimum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
4.000 - 4.999	4	1,517,772	0.25	379,443	696	80.00
5.000 - 5.999	418	107,679,011	17.96	257,605	662	81.81
6.000 - 6.999	1,215	252,295,131	42.08	207,650	648	88.02
7.000 - 7.999	822	138,596,211	23.12	168,609	626	91.80
8.000 - 8.999	283	36,211,949	6.04	127,957	592	92.81
9.000 - 9.999	63	6,660,358	1.11	105,720	577	95.75
10.000 - 10.999	7	864,312	0.14	123,473	575	97.90
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average minimum mortgage rate of the adjustable rate mortgage loans was approximately 6.7732% per annum.

Next Interest Rate Adjustment Date of the Group I Loans

Next Interest Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed-Rate Mortgage Loans	361	$ 55,736,470	9.30%	$ 154,395	662	90.56%
November 2006	3	333,457	0.06	111,152	602	90.96
December 2006	6	1,136,027	0.19	189,338	615	90.26
January 2007	7	1,242,144	0.21	177,449	636	84.93
February 2007	143	23,531,527	3.92	164,556	638	90.08
March 2007	1,081	203,156,173	33.88	187,934	637	88.39
April 2007	1,403	276,401,861	46.10	197,008	641	87.94
May 2007	4	1,343,150	0.22	335,788	642	83.39
December 2007	3	543,187	0.09	181,062	624	86.89
February 2008	8	941,088	0.16	117,636	653	91.52
March 2008	83	17,117,522	2.86	206,235	670	88.08
April 2008	71	18,078,610	3.02	254,628	651	86.98
Total:	**3,173**	**$ 599,561,216**	**100.00%**	**$ 188,957**	**642**	**88.39%**

As of the cut-off date, the weighted average months to the next interest rate adjustment date of the adjustable rate mortgage loans will be approximately 23.